UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: 001-36849

NATURAL HEALTH TRENDS CORP.

(Exact name of registrant as specified in its charter)

Delaware	59-2705336
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

609 Deep Valley Drive
Suite 395
Rolling Hills Estates, California 90274
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (310) 541-0888

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	NHTC	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑	Smaller reporting company	☑
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the closing price of such common equity on June 30, 2025: $32,352,708

At February 17, 2026, the number of shares outstanding of the registrant's common stock was 8,577,848 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the United States Securities and Exchange Commission no later than 120 days after the end of the registrant's fiscal year end to which this report relates are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated.

NATURAL HEALTH TRENDS CORP.
Annual Report on Form 10-K
December 31, 2025

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, in particular "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Item 1. Business," includes "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this report, the words or phrases "will likely result," "expect," "intend," "will continue," "anticipate," "estimate," "project," "believe" and similar expressions are intended to identify "forward-looking statements" within the meaning of the Exchange Act. These statements represent our expectations or beliefs concerning, among other things, future revenue, earnings, growth strategies, new products and initiatives, dividend policies, future operations and operating results, expense saving initiatives, and future business and market opportunities.

Forward-looking statements in this report speak only as of the date hereof, and forward-looking statements in documents incorporated by reference speak only as of the date of those documents. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. We caution and advise readers that these statements are based on certain assumptions that may not be realized and involve risks and uncertainties that could cause actual results to differ materially from the expectations and beliefs contained herein.

For a summary of certain risks related to our business, see "Item 1A. Risk Factors" in this report. Additional factors that could cause actual results to differ materially from our forward-looking statements are set forth in this report, including under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in our financial statements and the related notes.

Unless otherwise noted, the terms "we," "our," "us," and "Company," refer to Natural Health Trends Corp. and its subsidiaries. References to "dollars" and "$" are to United States dollars.

Part I

Item 1. BUSINESS

Overview of Business

Natural Health Trends Corp. is an international direct-selling and e-commerce company. Through our subsidiaries, we sell personal care, wellness, and "quality of life" products under the "NHT Global" brand. Our wholly-owned subsidiaries have an active physical presence in the following markets: the Americas, which consists of the United States, Canada, Cayman Islands, Mexico, Peru and Colombia; Greater China, which consists of Hong Kong, Taiwan and China; Southeast Asia, which consists of Malaysia and Singapore; South Korea; Japan; India; and Europe. We also operate in Russia and Kazakhstan through our engagement with a local service provider.

Most of our order volume, particularly in our Hong Kong subsidiary, is for personal consumption through existing members' referrals. Our objectives are to enrich the lives of our customers and enable our members to benefit financially from the sale of our products.

In February 2025, we relocated our corporate headquarters from Hong Kong to Rolling Hills Estates, California.

Our common stock is currently traded on the NASDAQ Capital Market under the symbol "NHTC."

Available Information

Our website is located at www.naturalhealthtrendscorp.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to such reports are available, free of charge, on our website as soon as reasonably practicable after we file electronically such material with, or furnish it to, the United States Securities and Exchange Commission, or SEC. The information provided on our website should not be considered part of this report. The SEC maintains an internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Our Principal Products

We offer a line of "NHT Global" branded products in the following distinct categories: wellness, herbal, beauty, lifestyle and at home tests. These product categories, along with the business opportunity we offer in most of our markets, provide our members a platform to further their goal of achieving and maintaining healthy, quality lifestyles complete with product supplementation and the opportunity for financial rewards.

The following table summarizes our product offering by category:

Product Category	Description	Products
Wellness Products formulated and designed to meet specific wellness goals of our customers. Includes targeted nutrition for joint health, antioxidant support, digestive health, heart health, vision health, immune support and cellular health.	Liquid, encapsulated, tableted and powder dietary and nutritional supplements, vitamins, minerals	Premium Noni Juice, Triotein™, Cluster X2™, Children's Chewable Multivitamin, ReStor Silver™, Glucosamine 2200™, FibeRich™, Energin, Enhanced Essential Probiotics, Omega-3 Essential Fatty Acids, StemRenu®, OcuFocus™, CurcuMore™, Enhanced Biotic Trio, Ultra B Complex, CalComplex, Collagen Supreme, MetaBoost, RelaxaPro
Herbal Products formulated incorporating ingredients commonly found in traditional Chinese medicine.	Herbal supplements	LivaPro™, Cordyceps Mycelia CS-4™, RespFactor™

Beauty

Products to help improve skin health and bring an appearance of youthful vibrancy. This product line includes age-defying and hydrating cleansers, creams, lotions, serums and toners to moisturize, protect and improve the appearance of skin.

Facial skin care and hand and body care

Skindulgence™ Essence Gel, Floraeda Toner and Primer, Botanical Hand Protector™, Micellion Cleansing Water, Skindulgence® Revitalizing Serum, Skindulgence® Revitalizing Eye Cream, Root Revive Hair Serum, Soo:vea Moisturizing Cleanser, Soo:vea Moisturizing Toner, Soo:vea Moisturizing Booster, Soo:vea Moisturizing Cream, Beliné Triple Action Day Cream

Lifestyle

Products uniquely formulated to improve overall quality of life and to support active, physical and healthy lifestyles including weight management, and energy enhancing supplements.

Supplements and topical gels for improved vitality

Alura Lux™ by NHT Global, Valura Lux™, LaVie+™, TwinSlim™ Probiotics, NaturalGlo™, TwinSlim™ Coffee, TwinSlim™ Tomato Soup

At Home Tests

Measures 17+ critical biomarkers across multiple key areas of your well-being – including your cardiovascular, hormonal, inflammatory, metabolic, and nutritional health.

At-home testing kit

BioEssence Wellness Panel

We continuously source unique, proprietary and immediate impact products to offer to our members and customers. Our product development is an ongoing process that is fueled by marketplace trends, new technologies and scientific findings, members' input, research and vendor proposals.

Working closely with raw material manufacturers and contract manufacturers, our mission is to co-develop and bring to market the highest quality products. Our manufacturers are located in the United States, South Korea, Hong Kong, Taiwan, Europe and China. Our raw materials are sourced from reputable suppliers around the world. All current and new products introduced into the market are tested to ensure country and state regulatory compliance requirements are met where the products are sold. This includes proper handling, shipping, and shelf-life recommendations for our products. In addition, raw material Certificates of Analyses are reviewed to ensure that appropriate testing has been performed and are within required ingredient specifications.

Operations of the Business

Operating Strategy

Our objective is to help our members succeed in achieving their life objectives; be it personal health, beauty, happiness or financial rewards. Our employees focus on assisting our members in attaining their goals.

We believe we have a competitive business model applicable to the markets in which we conduct business based on six key competencies:

- Our field leaders are experienced and culturally coherent. They work effectively with our management, implementing our strategies and providing continuous feedback to improve our services.

- We have developed a discipline and capability to continue launching consumer products that are designed to facilitate the accomplishment of our corporate objectives, which is to provide exceptionally high-quality, impactful products to our customers.

- We have developed and rolled out a comprehensive training system that provides a complete advancement path appropriate for our members. Our training material covers the needs of our members, be they prospects, new recruits, product evangelists, sales leaders or dream builders.

- We have developed a year-round, multi-faceted incentive plan that targets different segments of our membership.

- We have implemented a commission structure that makes it as easy as possible to join our business, while giving existing members a chance to start earning money as quickly as possible in multiple ways.

- The continuously improving mentality and methodology in our customer services have not only distinguished us as an organization, but have also given us a constant flow of information as to how we can better service our members.

Sourcing of Products

Our staff works with research and development personnel of our manufacturers and other prospective vendors to create product concepts and develop the product ideas into actual products. We then may enter into supply agreements with the vendors pursuant to which we obtain rights to sell the products under private labels (or trademarks) that are owned by us. In addition, some of our local markets introduce their own products from time to time and these products are sometimes adopted by our other markets.

We generally purchase finished goods from third-party manufacturers and sell them to our members for retail and personal consumption. We believe that in the event we are unable to timely source products from our current or alternate suppliers, our revenue, income and cash flow could be adversely and materially impacted. See "Item 1A. Risk Factors - We rely on a limited number of independent third parties to manufacture and supply our products on a timely basis." We have some contracts with our suppliers with automatic renewal rights.

Marketing and Distribution

We distribute our products internationally predominantly through a network marketing system, which is a form of person-to-person direct selling. Under this system, members primarily refer our products to prospective consumers or they may buy at wholesale or discounted prices for personal consumption or for resale to consumers. The concept of network marketing is based on the strength of personal recommendations that frequently come from contacts, social networks, friends, neighbors, relatives, and close acquaintances. We believe that network marketing is an effective way to distribute our products because it allows person-to-person product education and testimonials as well as higher levels of customer service, all of which are not as readily available through other distribution channels. In this document, we generically use the term "member" to refer to members who purchase for their own consumption or for resale, or both, as well as to members who only sign up to consume our products.

Each of our products is designated a specified number of bonus volume points. Commissions are paid to members based on total personal and group bonus volume points per weekly sales period. Bonus volume points are essentially a percentage of a product's wholesale price.

Virtually all of our members are independent full-time or part-time contractors who purchase products directly from our subsidiaries via the internet for their own personal consumption or for resale to retail consumers. Purchasers of our products in some of our smaller markets and purchasers of our products from our China subsidiary may purchase only for their own personal consumption and not for resale.

The following table sets forth the number of active members by market as of the dates indicated. We consider a member "active" if they have placed at least one product order with us during the preceding year. Members may not necessarily reside in the market for which they sign up as a member.

	December 31,	
	2025	2024
Americas[1]	3,460	3,360
Hong Kong (including those members residing in China)[2]	19,430	23,150
Taiwan	1,850	1,870
South Korea	60	70
Japan	340	440
Malaysia and Singapore	220	250
Russia and Kazakhstan	440	600
Europe	640	790
India	210	340
Total	26,650	30,870

[1] *United States, Canada, Mexico, Peru and Colombia*
[2] *Substantially all of our Hong Kong revenues are derived from the sale of products that are delivered to members in China. See "Item 1A. Risk Factors."*

Members must agree to the terms and conditions of our member agreement posted on our website. The member agreement sets forth our policies and procedures, and we may elect to terminate a member for non-compliance.

We pay commissions to eligible members based on product purchases by such members' down-line customers and members during a given commission period. To be eligible to receive commissions, members in some countries may be required to make nominal monthly or other periodic purchases of products. See "Working with Members."

Members generally place orders through the internet and pay by credit card prior to shipment. Accordingly, we carry minimal accounts receivable and credit losses are historically negligible.

We offer both in-person and virtual or online marketing programs and activities. We generally sponsor promotional meetings, product education, motivational and personal development training events for current and potential members. These events are designed to inform and train prospective and existing members about our product lines and new product launches, our latest marketing and promotional plans, and new services improvements. These events also serve as a venue for recognition of member accomplishments. Members typically share their experiences in using our products and developing their business at these events. We are continually developing and updating our marketing strategies and programs to motivate our members.

Recent Developments

In 2025, in response to a challenging macroeconomic environment and continued pressure on consumer sentiment in the Company's largest market, we implemented a restructuring plan intended to better align our operating cost structure with current business conditions and improve operating efficiency. The plan included actions to optimize our workforce, relocate certain product manufacturing activities to Asia, and downsize several offices. As of December 31, 2025, we were substantially complete with the major restructuring initiatives and expect to realize a significant portion of the associated $1.5 million annualized cost savings during 2026, with the remainder expected to be realized thereafter, primarily due to the timing of certain facility-related actions. The amount and timing of savings may differ from our current expectations.

Management Information Systems

Our business uses a proprietary web-based system to process orders and to communicate bonus volume activity and commissions to members. We have automated a substantial amount of our financial reporting processes through implementation of Oracle's E-Business Suite, and have integrated other critical business processes such as inventory management, purchasing and costing in our most significant markets.

Employees

At December 31, 2025, we employed 120 individuals, including 118 total full-time employees, worldwide. Of the full-time employees, 71 were located in Greater China (Hong Kong, China, and Taiwan), 28 in the Americas (United States, Canada, Cayman Islands, Peru and Colombia), seven in India, four in Europe, and two in each of Japan, Malaysia, South Korea and Russia.

Seasonality

From quarter to quarter, we are somewhat impacted by seasonal factors and trends such as major cultural events and vacation patterns. For example, most Asian markets celebrate their respective local New Year in the first quarter. This generally has a significant impact on the services of our third-party providers, and can negatively impact our net sales. We believe that net sales can also be negatively impacted during the third quarter, when many of our members traditionally take time off for vacations. In addition, the national holidays in Hong Kong, China and Taiwan in early October tend to have an adverse effect on sales in those markets.

Our spending, as well as to some extent revenue, is affected by the major events planned at different times of the year. A major promotional event could significantly increase the reported expenses during the quarter in which the event actually takes place, while the revenue that might be generated by the event may not occur in the same reporting period.

Intellectual Property

Most of our products are packaged under a "private label" arrangement. We have obtained or applied for trademark registration for certain names, logos and various product names in several countries in which we are doing business or considering expanding. We also rely on common law trademark rights to protect our unregistered trademarks. These common law trademark rights do not provide us with the same level of protection as afforded by a United States federal trademark. Common law trademark rights are limited to the geographic area in which the trademark is actually utilized, while a United States federal registration of a trademark enables the registrant to discontinue the unauthorized use of the trademark by a third party anywhere in the United States even if the registrant has never used the trademark in the geographic area where the trademark is being used; provided, however, that the unauthorized third party user has not, prior to the registration date, perfected its common law rights in the trademark within that geographic area.

We have United States and foreign holding and operating company structures for our businesses, which involve the division of our United States and non-United States operations. Under this structure, the foreign holding company retains the economic ownership of the intangible property outside of the United States, including trademarks, trade secrets and other proprietary information.

Working with Members

Sponsorship

Enrolling new members creates multiple levels in our direct selling structure. The persons that a member enrolls within the network are referred to as "sponsored" members, who may purchase product solely for their own personal consumption, for resale, or both. Persons newly enrolled are assigned into network positions that can be "under" other members, and thus they can be called "down-line" members. If down-line members also enroll new members, they create additional levels within the structure, but their down-line members remain in the same down-line network as the original member that introduced them to our business.

While we provide informational brochures and other sales materials, members are primarily responsible for enrolling and educating their new members with respect to products, the compensation plan and how to build a successful membership network.

Members are not required to enroll other members as their down-line members, and we do not pay any commissions for enrolling new members. However, because of the financial incentives provided to those who succeed in building a member network that consumes and resells products, we believe that many of our members attempt, with varying degrees of effort and success, to enroll additional members. Because they are seeking new opportunities for supplemental income, people are often attracted to become members after using our products or after attending introductory seminars. Once a person becomes a member, he or she is able to purchase products directly from us at wholesale or discounted prices via the internet. The member is also entitled to enroll other members in order to build a network of members and customers.

In certain markets members also enroll preferred customers. Preferred customers purchase products at a discount but are not able to enroll new members or preferred customers, resell product, earn commissions or qualify for incentives or rewards.

Compensation Plans

We employ what is commonly referred to as a binary compensation plan, enhanced with certain unilevel features. Under our compensation plan, members are paid weekly commissions by our subsidiary in which they are enrolled for product purchases by their down-line member network across all geographic markets. Our China subsidiary maintains an e-commerce retail platform and does not pay commissions, although our Chinese members may participate in our compensation plan through our other subsidiaries. This "seamless" compensation plan enables a member located in one country to sponsor other members located in other countries. Currently, there are basically two ways in which members can earn income:

- Through commissions paid on the accumulated bonus volume from product purchases made by their down-line members and customers; and

- Through retail profits on sales of products purchased by members at discount and wholesale prices and resold at retail prices (for purchasers in some of our smaller markets and purchasers from our China subsidiary, sales are for personal consumption only and income may not be earned through retail profits).

Each of our products is designated a specified number of bonus volume points. Commissions are based on total personal and group bonus volume points per sales period. Bonus volume points are essentially a percentage of a product's wholesale price. As the member's business expands, the member receives higher commissions from purchases made by an expanding down-line network. To be eligible to receive commissions, a member may be required to make nominal monthly or other periodic purchases of our products. Certain of our subsidiaries do not require these nominal purchases for a member to be eligible to receive commissions. In determining commissions, the number of levels of down-line members included within the member's commissionable group increases as the number of memberships directly below the member increases. Under our current compensation plan, some of our commission payout may be limited to a hard cap dollar amount per week or a specific percentage of the total product sales. In some markets, commissions may be further limited.

In some markets, we also pay certain bonuses on purchases by up to three generations of personally sponsored members, as well as bonuses on commissions earned by up to seven generations of personally sponsored members. Members can also earn income, trips and other prizes in specific time-limited promotions and contests we hold from time to time.

Occasionally, we make modifications and enhancements to our compensation plan to help motivate members, which can have an impact on member commissions. We may also enter into agreements for business or market development, which could result in additional compensation to specific members.

Member Support

We are committed to providing a high level of support services tailored to the needs of our members in each market we are serving. We attempt to meet the needs and build the loyalty of members by providing personalized member services and by maintaining a generous product return policy (see "Product Warranties and Returns"). We believe that maximizing a member's efforts by providing effective member support has been, and could continue to be, important to our success.

We seek to understand and satisfy the needs of our members through virtual and in-person product training meetings, significant member events, web-based messages, member focus groups, regular telephone conference calls and other personal contacts with members. Via our platform, we may provide product fulfillment and tracking services that result in user-friendly and timely product distribution.

To help maintain communication with our members, we offer the following support programs:

- Teleconferences – we hold teleconferences with member field leadership on various subjects such as technical product discussions, member organization building and management techniques.

- Internet – we maintain a website at www.nhtglobal.com. On this website, the user can read company news, learn more about various products, sign up to be a member, place orders, and track the fulfillment and delivery of their orders.

- Product Tools – we offer a variety of marketing tools to members, including product catalogs, videos, informational brochures, pamphlets and posters for individual products, which are both printed and available online.

- Broadcast E-mail and Text Messages – we send announcements via e-mail and/or text messages to members who opt in to receive this form of communication.

- Social Media Tools – in some countries we maintain country-specific social media sites to foster a community environment around our product offering and business opportunity.

Technology and Internet Initiatives

We believe that the internet is important to our business as more consumers communicate online and purchase products over the internet as opposed to traditional retail and direct sales channels. As a result, we have committed significant resources to our e-commerce capabilities and the abilities of our members to take advantage of the internet. Substantially all of our sales take place via the internet. We offer a global platform that allows a member to have a personalized replicating website through which he or she can sell products in all of the countries in which we do business. Links to these websites can be found at our main website for members at www.nhtglobal.com. The information provided on these websites should not be considered part of this report.

Rules Affecting Members

Our member policies and procedures establish the rules that members must follow in each market. We also monitor member activity in an attempt to provide our members with a "level playing field" so that one member may not be disadvantaged by the activities of another. We require our members to present products and business opportunities in an ethical and professional manner. Members further agree that their presentations to customers must be consistent with, and limited to, the product claims and representations made in our literature.

Our policies and procedures require that we produce or pre-approve all sales aids used by members such as presentations, videos, audio recordings, brochures and promotional clothing. Further, members may not use any form of media advertising to promote products unless it is pre-approved by us. Members are not entitled to use our trademarks or other intellectual property without our prior consent. If we are made aware of unapproved materials being used, we notify and direct the relevant members to cease using such materials. In addition to regularly communicating to our members what is and is not appropriate to say about product or income claims, we have engaged a third-party service provider to assist us in monitoring the internet and various social media to identify potential misconduct or violations of our policies and procedures.

Our compliance and member services department reviews reports of alleged member misbehavior. If we determine that a member has violated our member policies or procedures, we may terminate the member's rights completely. Alternatively, we may impose sanctions, such as warnings, probation, withdrawal or denial of an award, suspension of privileges of the membership, fines, withholding commissions, until specified conditions are satisfied or other appropriate injunctive relief. Virtually all of our members are independent contractors, not employees, and may act independently of us. Further, our members may resign or terminate their membership at any time without notice. See "Item 1A. Risk Factors - Our continuing loss of a significant number of members is adversely affecting our business...".

Government Regulations

Direct Selling Activities

Direct selling, or multi-level marketing, activities are regulated by various federal, state and local governmental agencies in the United States and other countries. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes. The laws and regulations in our current markets often:

- impose cancellation/product return, inventory buy-backs and cooling-off rights for consumers and members;

- require us or our members to obtain a license from, or register with, governmental agencies;

- impose reporting requirements; and

- impose upon us requirements, such as requiring members to maintain levels of retail sales to qualify to receive commissions, to avoid pyramid schemes by ensuring that members are being compensated for sales of products and not for recruiting new members.

The laws and regulations governing direct selling are modified from time to time, and, like other direct selling companies, we may be subject from time to time to government reviews, examinations or investigations in our various markets related to our direct selling activities. This can require us to make changes to our business model and aspects of our global compensation plan in the markets impacted by such changes and examinations.

China has direct selling and anti-pyramiding regulations that are restrictive and contain various limitations, including a restriction on the ability to pay multi-level compensation to independent members and engage in certain member recruitment activities. The regulatory environment in China is complex, and our business in China can receive regulatory and media attention.

The Chinese government scrutinizes activities of direct selling companies. Our business continues to be subject to regulations and examinations by municipal and provincial level regulators. At times, actions by government regulators have impacted our members' activities in certain locations, and have resulted in a few cases of enforcement actions. In each of these cases, we helped our members with their defense in the legality of their conduct. We expect that our business model will continue to evolve, as we work with our professional advisors and regulators to make any changes that need to be made to comply with direct selling and other regulations.

We believe that neither our Hong Kong-based e-commerce direct selling platform nor our e-commerce retail platform in China require a direct selling license in China, which we currently do not hold. We previously submitted a preliminary application for a direct selling license in China, but in 2019 a Chinese governmental authority recommended that we withdraw our application. We expect to reapply for a direct selling license in China when we believe that circumstances are again ripe for doing so.

Regulation of Our Products

Our products and related promotional and marketing activities are subject to extensive governmental regulation by numerous governmental agencies and authorities in the United States, including the U.S. Food and Drug Administration (the "FDA"), the Federal Trade Commission (the "FTC"), the Consumer Product Safety Commission, the U.S. Department of Agriculture, state attorneys general and other state regulatory agencies. In our foreign markets, the products are generally regulated by similar government agencies.

Our personal care products are subject to various laws and regulations that regulate cosmetic products and set forth regulations for determining whether a product can be marketed as a "cosmetic" or requires further approval as an over-the-counter (OTC) cosmetic. In the United States, regulation of cosmetics is under the jurisdiction of the FDA and the FTC. The Food, Drug and Cosmetic Act defines cosmetics by their intended use, as "articles intended to be rubbed, poured, sprinkled, or sprayed on, introduced into, or otherwise applied to the human body . . . for cleansing, beautifying, promoting attractiveness, or altering the appearance." Among the products included in this definition are skin moisturizers, eye and facial makeup preparations, perfumes, lipsticks, fingernail polishes, shampoos, permanent waves, hair colors, toothpastes and deodorants, as well as any material intended for use as a component of a cosmetic product. Conversely, a product will not be considered a cosmetic, but may be considered a drug if it is intended for use in the diagnosis, cure, mitigation, treatment, or prevention of disease, or is intended to affect the structure or any function of the body. A product's intended use can be surmised from marketing or product claims. The other markets in which we conduct business have similar regulations. Additionally, the requirement that claims for products must be truthful and substantiated is enforced by the FTC.

In Japan, the Ministry of Health, Labor and Welfare regulates the sale and distribution of cosmetics and requires us to have an import business license and to register each personal care product imported into Japan. In Taiwan, all "medicated" cosmetic products require registration. In China, personal care products are placed into one of two categories, "general" and "drug." Products in both categories require submission of formulas and other information with the health authorities, and drug products require human clinical studies. The product registration process in China for these products can take from nine to more than 18 months or longer. Such regulations in any given market can limit our ability to import products and can delay product launches as we go through the registration and approval process for those products. The sale of cosmetic products is regulated in the European Union under the European Union Cosmetics Directive, which requires a uniform application for foreign companies making personal care product sales. In Peru, this is managed by the governing arm DIGEMID (Dirección General de Medicamentos, Insumos y Drogas) and can take up to three months to fully register as saleable. Similarly, in Mexico, the governing arm is COFEPRIS (Comisión Federal para la Protección contra Riesgos Sanitarios) and can also take three to six months to fully register as saleable.

The markets in which we conduct business all have varied regulations that distinguish foods and nutritional health supplements from "drugs" or "pharmaceutical products." Because of these regulations, some products or ingredients that are recognized as a "food" in certain markets may be treated as a "pharmaceutical" in other markets. These regulations may require us to either modify a product or refrain from selling the product in a given market. As a result, we must regularly modify the ingredients and/or the levels of ingredients in our products to ensure all applicable regulatory restrictions are addressed. In some circumstances, the regulations in foreign markets may require us to obtain regulatory approval prior to introduction of a new product or limit our uses of certain ingredients altogether. While the regulatory framework for dietary supplements in the United States remains largely unchanged, the industry is subject to ongoing policy discussions regarding oversight, enforcement priorities, and consumer protection. Future regulatory interpretations or enforcement approaches could affect how dietary supplements are marketed or distributed. This could impose additional restrictions or requirements in the future. This could impose additional restrictions or requirements in the future.

FDA regulations require current good manufacturing practices (cGMP) for dietary supplements. The regulations seek to ensure personnel are routinely and properly trained, that dietary supplements are produced in a quality manner, do not contain contaminants or impurities, and are accurately labeled. The regulations include requirements for establishing quality control procedures for us and our vendors and suppliers, designing and constructing manufacturing plants, and testing ingredients and finished products. The regulations also include requirements for record keeping and handling consumer product complaints. If dietary supplements contain contaminants or do not contain the type or quantity of dietary ingredient they are represented to contain, the FDA would consider those products to be adulterated or misbranded. We seek to ensure compliance with all regulatory requirements through our periodic manufacturer and warehouse audits, as well as our corrective action request (CAR) program, if needed. The cGMP also extend to logistics where we seek to minimize any safety risks associated with product distribution.

Our business is subject to additional FDA regulations, such as those implementing an adverse event reporting system ("AERS"), which requires us to document and track adverse events and report serious adverse events, which are events involving hospitalization or death, associated with consumers' use of our products.

Most of our major markets also regulate advertising and product claims regarding the efficacy of products. This is particularly true with respect to our dietary supplements because we typically market them as foods or health functional foods. For example, in the United States, we are unable to claim that any of our nutritional supplements will diagnose, cure, mitigate, treat or prevent disease. In the United States, the Dietary Supplement Health and Education Act, however, permits substantiated, truthful and non-misleading statements of nutritional support to be made in labeling, such as statements describing general well-being resulting from consumption of a dietary ingredient or the role of a nutrient or dietary ingredient in affecting or maintaining a structure or a function of the body. Most of the other markets in which we conduct business have not adopted similar legislation, so distribution of U.S. products may be subject to more restrictive limitations on the claims we can make about our products in these markets.

The Chinese government conducted a campaign in 2019 focusing on companies involved in the sale of food, equipment, daily necessities, small home electrical appliances and services that are claimed to promote health. The Chinese government ministries in charge of this campaign indicated that they were targeting illegal practices in the industry, particularly the manufacture and sale of counterfeit and substandard products, and false advertising and misleading claims as to the health benefits of products and services. It is understood that the campaign was specifically focused on the business practices of direct selling companies. Although it was initially announced as a 100-day campaign, we are not aware of any information indicating that the campaign has ever been formally concluded. In any case, the business environment in China for health product companies can be challenging and can change quickly, which has from time to time been exacerbated by negative social media sentiment expressed for these types of companies. See "Item 1A. Risk Factors - Adverse publicity associated with our products, ingredients or network marketing program, or those of similar companies...".

Other Regulatory Issues

As we operate through many subsidiaries in foreign jurisdictions, we are subject to foreign exchange control, transfer pricing and custom laws that regulate the flow of funds between our entities for product purchases, management services and contractual obligations, such as the payment of member commissions. As is the case with most companies that operate in direct sales, we might receive inquiries or scrutiny from time to time from government regulatory authorities regarding the nature of our business and other issues, such as compliance with local direct selling, pyramid selling, transfer pricing, customs, taxation, foreign exchange control, securities and other laws. We are also affected directly and indirectly by changes in United States and other jurisdictions' trade policies. See "Item 1A. Risk Factors - Legal, Regulatory, Tax and Currency Risks."

Product Warranties and Returns

Our refund policies and procedures closely follow industry and country-specific standards, which vary greatly by country. For example, in the United States, the Direct Selling Association recommends that direct sellers permit returns during the twelve-month period following the sale, while in Hong Kong the standard return policy is 14 days following the sale. Our return policies typically conform to local laws or the recommendation of the local direct selling association. In most cases, members who timely return unopened product that is in resalable condition may receive a refund. The amount of the refund may be dependent on the country in which the sale occurred, the timeliness of the return, and any applicable re-stocking fee. We must be notified of the return in writing and such written requests would be considered a termination notice of the membership. We may alter our return policy in response to special circumstances.

Significant Customers

Sales are made to our members and no single customer accounted for 10% or more of our net sales. However, our business model can result in a concentration of sales to several different members and their network of members. Although no single member accounted for 10% or more of net sales, the loss of a key member or that member's network could have an adverse effect on our net sales and financial results.

Our Industry

We are engaged in the direct selling industry, selling wellness, herbal, beauty, lifestyle, home, daily and at home test products. More specifically, we are engaged in what is called network marketing or multi-level marketing. This type of organizational structure and approach to marketing and sales include companies selling lifestyle enhancement products, cosmetics and dietary supplements, or selling other types of consumer products. Generally, direct selling is based upon an organizational structure in which independent members purchasing a company's products are compensated for sales made directly to consumers.

Our members are compensated based on sales generated by members they have enrolled and all subsequent members enrolled by their "down-line" network of members. The experience of the direct selling industry has been that once a sizeable network of members is established, new and alternative products and services can be offered to those members for sale to consumers and additional members.

Competition

The network marketing industry is very diverse, with giant multinational corporations as well as smaller, local operators, some of which are direct-selling subsidiaries of much larger conglomerates. Big network marketing companies include Nu Skin Enterprises, Inc., USANA Health Sciences, Inc., and Herbalife Nutrition Ltd., which have much greater name recognition and financial resources than we do and also have many more members. They are publicly traded and therefore serve as informational benchmarks, but we do not significantly overlap with them in terms of marketplace or product range. On the other hand, many medium- and small-sized privately held Chinese, Taiwanese and Hong Kong companies are fierce competitors and are much closer to directly competing with us. Also, a number of our former employees and members now work for competitors and sometimes try to use relationships and knowledge obtained to compete with us.

Our ability to compete with other network marketing companies depends, in significant part, on our success in attracting and retaining members. There can be no assurance that our programs for attracting and retaining members will be successful. The pool of individuals interested in network marketing is limited in each market and is reduced to the extent other network marketing companies successfully attract these individuals into their businesses. Although we believe that we offer an attractive opportunity for our members, there can be no assurance that other network marketing companies will not be able to recruit our existing members or deplete the pool of potential members in a given market.

The direct selling channel tends to sell products at a higher price compared to traditional retailers, which poses a degree of competitive risk. There is no assurance that we would continue to compete effectively against retail stores, internet-based retailers or other direct sellers.

Item 1A. RISK FACTORS

We are exposed to a variety of risks that are present in our business and industry. The following are some of the more significant factors that could affect our business, results of operations and financial condition.

Business, Product and Market Risks

Because our Hong Kong operations account for a substantial portion of our overall business, and substantially all of our Hong Kong business is derived from the sale of products to members in China, any material adverse change in our business relating to either Hong Kong or China would likely have a material adverse impact on our overall business.

In 2025 and 2024, approximately 82% of our revenue was generated in Hong Kong. Substantially all of our Hong Kong revenues are derived from the sale of products that are delivered to members in China. This geographic concentration in our business means that events or conditions that could negatively impact this geographic region or our operations in this region, including the current economic challenges facing China and Hong Kong, are having and could in the future have a greater adverse impact upon our overall business and financial results than would be the case with a company having greater geographic diversification.

Hong Kong's political and economic landscape has in recent years undergone significant change, and this upheaval or related consequences could negatively impact our business and financial performance.

In addition to the fact that our Hong Kong subsidiary generates a substantial portion of our overall business, a significant number of our employees are based in Hong Kong. The political and economic landscape in Hong Kong has in recent years undergone significant change, largely due to the increasing influence of the Chinese government. This development, along with the impact of the COVID-19 pandemic, led us to cease conducting member meetings and events in Hong Kong for a period of time. We have since been able to substantially resume normal operations in Hong Kong, but Hong Kong's economy is now increasingly integrated with that of China. We relocated our corporate headquarters from Hong Kong to California in February 2025. It is unclear how changed circumstances in Hong Kong will in the future affect our business, but it is possible that the upheaval in Hong Kong's political and economic affairs or related consequences could adversely affect our future business, results of operations and financial condition.

We experienced negative operating cash flows during each of the four years ended December 31, 2022 through 2025, and only modest positive operating cash flows during the years ended December 31, 2021 and 2020. Unless our operating cash flows improve, this negative financial performance could have a material adverse effect on our business and our stock price.

We experienced negative operating cash flows during each of the four years ended December 31, 2022 through 2025, and only modest positive operating cash flows during the years ended December 31, 2021 and 2020. This cash flow performance was primarily due to declines in our revenues being greater than the decreases in expenditures that we could manage. If we again experience negative operating cash flows or our cash balance is substantially diminished, we may not be able to continue paying cash dividends to our stockholders, our ability to support our operations could be impaired and we may be required to seek debt or equity financing. However, we may not be able to obtain additional debt or equity financing on satisfactory terms, or at all, and any new financing could have a dilutive effect to our existing stockholders. Negative operating cash flows could have a material adverse effect on our business, results of operations and financial condition, as well as our stock price, and could eventually threaten our solvency. Negative operating cash flows and any related adverse market perception may also negatively affect our ability to attract new members and/or sell our products. There can be no assurance that we will be successful in maintaining an adequate level of cash resources.

Adverse publicity associated with our products, ingredients or network marketing program, or those of similar companies, could harm our financial condition and operating results.

Adverse publicity concerning any actual or claimed failure by us or our members to comply with applicable laws and regulations regarding product claims and advertising, good manufacturing practices, the regulation of our network marketing program, the licensing and distribution of our products for sale in our target markets or other aspects of our business, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on our goodwill and could negatively affect our ability to attract, motivate and retain members, which would negatively impact our ability to generate revenue. There have been several instances where adverse publicity in China has harmed our business.

In addition, our members' and consumers' perception of the safety and quality of our products and ingredients, as well as similar products and ingredients distributed by other companies, can be significantly influenced by media attention, publicized scientific research or findings, widespread product liability claims and other publicity concerning our products or ingredients or similar products and ingredients distributed by other companies. Adverse publicity, whether or not accurate or resulting from consumers' use or misuse of our products, that associates consumption of our products or ingredients or any similar products or ingredients with illness or other adverse effects, questions the benefits of our or similar products or claims that any such products are ineffective, inappropriately labeled or have inaccurate instructions as to their use, could negatively impact our reputation or the market demand for our products.

Our business and financial performance may be adversely affected by unfavorable economic and market conditions and the uncertain geopolitical environment.

We operate globally, and as a result, our business and revenues are impacted by global economic and geopolitical conditions. The instability in global financial markets, tariff and trade wars, inflation, shortages and delays related to global supply chain challenges, the current economic challenges in China, changes in government policies, geopolitical turmoil and other disruptions to global and regional economies and markets continue to add uncertainty to global economic conditions. The continuing effect of any or all of these events could adversely impact demand for our products, harm our business, results of operations and financial condition.

Changes in government trade and economic policies, including the imposition of tariffs and other restrictive trade policies, and ongoing political and economic disputes between the United States and other jurisdictions, particularly China, may have a negative effect on global economic conditions and our business, financial results and financial condition.

Since President Trump's re-election in 2024, tariffs on imports to the United States have become an increasingly significant component of U.S. trade policy. Beginning in the first quarter of 2025, the U.S. has announced and/or implemented significant new tariffs on imports from a wide range of countries, particularly China, which has prompted retaliatory tariffs by a number of countries and a cycle of further tariffs by both the U.S. and other countries. On April 2, 2025, the U.S. imposed by executive order a 34% reciprocal tariff on Chinese-origin goods. This was followed by an amended executive order April 8, 2025, raising tariffs to 84% and an April 9, 2025 executive order raising tariffs to 125%. In response, China raised its duties on imported U.S. goods to a similar level. Following negotiations, the U.S. announced a temporary 90-day reduction in its reciprocal tariff rates from 125% to 10% beginning in May 2025, and China agreed to suspend its retaliatory tariffs during the same period. The pre-existing 20% U.S. tariff imposed on all Chinese goods remained in place, along with certain other sector-specific tariffs. In October 2025, the U.S. administration announced an additional 100% tariff on all products imported from China in response to certain restrictions imposed by China on rare earth minerals, before announcing an agreement that would, among other things, reduce the general tariff rate on Chinese goods to 47%. U.S. trade policies can change quickly, and the extent and duration of tariffs and other trade barriers are difficult to predict. These developments, together with the threat of additional tariffs and other restrictive trade policies and the uncertainties they create, may have a material adverse effect on global economic conditions and the stability of global financial markets, and they may significantly reduce global trade and, in particular, adversely affect trade and economic relations between China and the United States. Specifically, we may incur additional costs in the future in connection with shipments of products into China, particularly from the U.S. We may not be able to recover these additional costs through a surcharge. To the extent we are able to contract for products that are currently made in the U.S. to be manufactured elsewhere in order to mitigate the effect of these tariffs, we may incur additional transition costs including the cost of product reregistration. Assuming substantial tariffs remain in place, their effect on our future operating results remains uncertain. Apart from the direct cost of tariffs, the ongoing trade dispute may also have an impact on Chinese discretionary spending and consumer sentiment toward products made or perceived to be made in the U.S., which has had and may continue to have an impact on demand for our products.

Apart from trade policy, tensions between the United States and China have increased in recent years as a result of disputes in other areas including intellectual property, cybersecurity and data privacy. Tensions became particularly acute following the China legislature's passage of a national security law in 2020 that changed the way Hong Kong has been governed since the territory was handed over by the United Kingdom to China in 1997. This law criminalizes secessionist activities, subversion, terrorism, and collusion with a foreign country or with external elements to endanger national security in Hong Kong. The U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China, and the United States has enacted sanctions against certain persons related to China's governance of Hong Kong. China has responded in kind. These and other recent actions reflect an escalation in political and economic tensions involving the United States, China and Hong Kong, which could harm our business. A continued deterioration in these political or economic relations or other future unforeseen problems could disrupt our China and Hong Kong business (including our Hong Kong office and employees), adversely affect the distribution of our products, reduce our net sales, increase the cost of conducting our operations, or result in retaliatory actions against U.S. interests, any of which could have a material adverse effect on our business, results of operations and financial condition.

In addition, any actions by non-U.S. markets to implement further trade or economic policy changes, including limiting foreign investment or trade, imposing currency controls restricting the international transfer of funds, increasing regulatory scrutiny or taking other actions which impact U.S. companies' ability to obtain necessary licenses or approvals could negatively impact our business.

Trade and economic policy changes are subject to a number of uncertainties and are only one part of the larger dynamic of political and economic relations amongst countries. The ultimate reaction of other countries, and the individuals in each of these countries, and the impact of actions on the United States, China, Hong Kong, the global economy and our business, financial condition and results of operations, cannot be predicted at this time.

We are subject to risks relating to product concentration and lack of revenue diversification.

Although we have in recent years expanded our line of products, we derive at least 10% of our total revenue from each of our *Premium Noni Juice* and *Triotein™* products, as well as our line of probiotic products comprised of *Enhanced Essential Probiotics* and *Enhanced Biotic Trio*. Further, we currently source each of these products from a single supplier. If demand decreases significantly, government regulation restricts their sale, we are unable to adequately source or deliver the products, or we are unable to offer the products for any reason without suitable replacements, our business, results of operations and financial condition could be materially and adversely affected. Our future success will also depend on our ability to reduce our dependence on these few products by developing and introducing new products and product or feature enhancements in a timely manner. Even if we are able to develop and commercially introduce new products and enhancements, they may not achieve market acceptance and the revenue generated from these new products and enhancements may not offset the costs, which could substantially impair our business, results of operations and financial condition.

Epidemics, natural disasters, terrorist attacks or acts of war or hostility may seriously harm our business.

Epidemics, natural disasters, terrorist attacks or acts of war or hostility may cause damage or disruption to us, our employees, our facilities and our members and customers, which could negatively impact our revenues, results of operations and financial condition. For example, COVID-19 was first identified in China and subsequently spread quickly around the world, causing the governments of countries in which we operate to impose restrictive measures to control the virus. The disruptions wrought by COVID-19 materially negatively impacted our operations and financial results from 2020 through 2022. Although the public health restrictions put in place at the time have largely been lifted, if the COVID-19 virus and its variants cause a resurgence of infection, or if other public health emergencies arise in the future, it could lead to additional restrictive measures that would have a material and adverse effect on our business. In addition, terrorist attacks, the national and international responses to terrorist attacks, and acts of war or hostility could materially and adversely affect our business, results of operations, and financial condition in ways that we currently cannot predict. For example, the imposition of sanctions in response to Russia's invasion of Ukraine in 2022 required that we alter some of our operations in our Russia and Kazakhstan market, including ceasing to sell certain of our products in that market. While our Russia and Kazakhstan market comprises a relatively small part of our business, terrorist attacks or acts of war or hostility that directly implicate our business in Hong Kong and China, such as challenges to Chinese sovereignty claims in the South China Sea or Chinese objection to the Taiwan independence movement and the resultant tension in the Taiwan Strait, could have a much more material and adverse effect on our business, results of operations and financial condition.

The high level of competition in our industry could adversely affect our business.

The business of marketing personal care, cosmetic, nutritional supplements, and lifestyle enhancement products is highly competitive. This market segment includes numerous manufacturers, members, marketers, and retailers that actively compete for the business of consumers both in the United States and abroad. The market is highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. Sales of similar products by competitors may materially and adversely affect our business, results of operations and financial condition.

We are subject to significant competition for the recruitment of members from other direct selling organizations, including those that market similar products. Many of our competitors are substantially larger than we are, offer a wider array of products, have far greater financial resources and many more active members than we have. Even more numerous are those medium- and small-sized privately held Chinese, Taiwanese and Hong Kong companies, some of which are direct-selling subsidiaries of much larger conglomerates, that are fierce competitors and are much closer to directly competing with us. Our ability to remain competitive depends, in significant part, on our success in recruiting and retaining members with our products, attractive compensation plan and other incentives. We believe that we have an attractive product line and that our compensation and incentive programs provide our members with significant earning potential. However, we cannot be sure that our programs for recruitment and retention of members will be successful.

Some of our competitors have employed or otherwise contracted for the services of our former officers, employees, consultants, and members, who may try to use information and contacts obtained while under contract with us for competitive advantage. While we seek to protect our information through contractual and other means, there can be no assurance that we will timely learn of such activity, have the resources to attempt to stop it, or have adequate remedies available to us.

Failure of new products to gain member and market acceptance could harm our business.

An important component of our business is our ability to develop new products that create enthusiasm among our member force. If we fail to introduce new products on a timely basis, our member productivity could be harmed. In addition, if any new products fail to gain market acceptance, are restricted by regulatory requirements, or have quality problems, this would harm our results of operations. Factors that could affect our ability to continue to introduce new products include, among others, limited capital and human resources, government regulations, proprietary protections of competitors that may limit our ability to offer comparable products and any failure to anticipate changes in consumer tastes and buying preferences.

We rely on a limited number of independent third parties to manufacture and supply our products on a timely basis.

All of our products are manufactured by a limited number of independent third parties. There is no assurance that our current manufacturers will continue to reliably supply products to us at the level of quality we require or to do so on a timely basis. Some of our third-party manufacturers experience difficulty sourcing product ingredients or components on a timely basis, which can result in delays in the timely delivery of products to us. If a key manufacturer suffers liquidity problems or experiences operational or other problems assisting with our products, our results could suffer. In the event any of our third-party manufacturers become unable or unwilling to timely provide the products in required volumes and quality levels at acceptable prices, we will be required to identify and obtain acceptable replacement manufacturing sources or replacement products. There is no assurance that we will be able to obtain alternative manufacturing sources or products or be able to do so on a timely basis. An extended interruption in the supply of certain of our products may result in a substantial loss of revenue. In addition, any actual or perceived degradation of product quality as a result of our reliance on third-party manufacturers may have an adverse effect on revenue or result in increased product returns.

Growth may be impeded by the political and economic risks of entering and operating in foreign markets.

Our ability to achieve future growth is dependent, in part, on our ability to continue our international expansion efforts. However, there can be no assurance that we would be able to grow in our existing international markets, enter new international markets on a timely basis, or that new markets would be profitable. We must overcome significant regulatory and legal barriers before we can begin marketing in any foreign market.

Also, it is difficult to assess the extent to which our products and sales techniques would be accepted or successful in any given country. In addition to significant regulatory barriers, we may also encounter problems conducting operations in foreign markets with different cultures and legal systems from those elsewhere. There are substantial uncertainties in many such legal systems around the world, including in China, which could limit our ability to enforce third-party contractual arrangements and have other negative consequences. We may also be required to reformulate certain of our products before commencing sales in a given country. Once we have entered a market, we seek to adhere to the regulatory and legal requirements of that market. No assurance can be given that we would be able to successfully reformulate our products in any of our current or potential international markets to meet local regulatory requirements or attract local customers. The failure to do so could have a material adverse effect on our business, results of operations and financial condition. There can be no assurance that we would be able to obtain and retain necessary permits and approvals.

In many markets, other direct selling companies already have significant market penetration, the effect of which could be to desensitize the local member population to a new opportunity or to make it more difficult for us to recruit qualified members. There can be no assurance that, even if we are able to commence operations in foreign countries, there would be a sufficiently large population of potential members inclined to participate in a direct selling system offered by us. We believe our future success could depend in part on our ability to seamlessly integrate our business methods, including member compensation plan, across all markets in which our products are sold. There can be no assurance that we would be able to further develop and maintain a seamless compensation program.

Failure to maintain effective internal controls in accordance with the Sarbanes-Oxley Act of 2002 could negatively impact our business and the market price of our common stock.

We are required by federal securities laws to document and test our internal control procedures in order to satisfy the requirements of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), which requires annual management assessments of, and reports on, the effectiveness of internal control over financial reporting. Effective internal controls are necessary for us to provide reliable financial reports and to effectively prevent fraud. Although we review internal control over financial reporting in order to ensure compliance with the SEC's Sarbanes-Oxley rules, if we fail to maintain effective internal control over financial reporting, we could be required to take costly and time-consuming corrective measures to remedy any number of deficiencies, significant deficiencies or material weaknesses, be required to restate the affected historical financial statements, be subjected to investigations and/or sanctions by federal and state securities regulators, and be subjected to civil lawsuits by stockholders. For instance, we incurred substantial costs in 2019 to remediate an identified material weakness in our internal control over financial reporting. Any future failure to maintain effective internal control over financial reporting could result in the foregoing identified consequences and could cause investors to lose confidence in our reported financial information and in our company and could cause a decline in the market price of our common stock.

Management and Member Network Risks

We could be adversely affected by management changes or an inability to attract and retain key management, directors and consultants.

We incur a low level of overhead and are run by a small number of executives, who rely on a small group of employees. Our future success depends to a significant degree on the skills, experience and efforts of our top management and directors. We also depend on the ability of our executive officers and other members of senior management to work effectively as a team. The loss of one or more of our executive officers, members of our senior management or directors could have a material adverse effect on our business, results of operations and financial condition. Moreover, as our business evolves, we may require additional or different management members, directors or consultants, and there can be no assurance that we will be able to locate, attract and retain them if and when they are needed.

Our continuing loss of a significant number of members is adversely affecting our business, and if we cannot stabilize or increase the number of members our business could be further negatively impacted.

We distribute our products through independent members, and we depend upon them directly for all of our sales in most of our markets. Accordingly, our success depends in significant part upon our ability to attract, retain and motivate a large base of members, as well as a relatively small number of key members. Our members may terminate their services with us at any time and, like most direct selling organizations, we have a high rate of attrition. We had 14% fewer active members at December 31, 2025 as compared to the end of 2024, and 5% fewer active members at the end of 2024 as compared to the end of 2023. These losses in the number of active members were a significant factor contributing to the decrease in our recent year-over-year sales. If we cannot stabilize or increase the number of our members, or if we lose one or more key member leaders, sales of our products could be further materially and adversely affected. The replacement of members could be difficult because, in our efforts to attract and retain members, we compete with other direct selling organizations, including but not limited to those in the personal care, cosmetic product and nutritional supplement industries.

Our number of active members or their productivity could further decline in the future. We cannot accurately predict fluctuations in the number or the productivity of members because we primarily rely upon existing members to train new members and to motivate new and existing members. Operating results could be adversely affected if our existing and new business opportunities and products do not generate sufficient economic incentive or interest to retain existing members and to attract new members.

The number and productivity of our members could be harmed by several factors, including:

- adverse publicity or negative perceptions regarding us, our products, our method of distribution or our competitors;

- lack of interest in, or the technical failure of, existing or new products;

- lack of interest in our existing compensation plan for members or in enhancements or other changes to that compensation plan;

- our actions to enforce our policies and procedures;

- regulatory actions or charges or private actions against us or others in our industry;

- general economic, business and political conditions, including the potential governmental imposition of restrictive measures that may curtail person-to-person interactions, as recently experienced resulting from the COVID-19 pandemic, and political unrest in Hong Kong;

- increased use of social sharing channels, which may allow members to more easily engage with their customers and other members in other opportunities;

- changes in management or the loss of one or more key member leaders;

- entry of new competitors, or new products or compensation plan enhancements by existing competitors, in our markets; and

- potential saturation or maturity levels in a given country or market which could negatively impact our ability to attract and retain members in such market.

Although virtually all of our members are independent contractors, improper member actions that violate laws or regulations could harm our business.

Virtually all of our members are independent contractors and, accordingly, we are not in a position to directly provide the same direction, motivation and oversight as we would if these members were our own employees. As a result, there can be no assurance that our members will participate in our marketing strategies or plans, accept our introduction of new products, or comply with our member policies and procedures. Extensive federal, state, local and foreign laws regulate our business, our products and our network marketing program. Because we operate in a number of foreign countries, our policies and procedures for our members differ due to the different legal requirements of each country in which we do business. While we have implemented member policies and procedures designed to govern member conduct and to protect the goodwill associated with our trademarks and trade names, it can be difficult to enforce these policies and procedures because of the large number of members and their independent status.

Given the size and diversity of our member force, we experience problems with members from time to time, especially with respect to our members in foreign markets. For example, if our members engage in illegal activities in China, those actions could be attributed to us. Chinese laws regarding how and when members may assemble and the activities that they may conduct, or the conditions under which the activities may be conducted, are subject to significant regulatory discretion resulting in interpretations and enforcement that sometimes vary from province to province, among different levels of government, and from time to time. Members can be accused of violating one or more of the laws regulating these activities, notwithstanding training that we attempt to provide. Enforcement measures regarding these violations, which can include arrests, raise the uncertainty and perceived risk associated with conducting this business, especially among those who are aware of the enforcement actions but not the specific activities leading to the enforcement action. We believe that this led some members in China (who are signed up as members in Hong Kong) to leave the business or curtail their selling activities and has led some potential members to choose not to participate. Among other things, we are managing this risk with more training and public relations efforts that are designed, among other things, to distinguish our company from businesses that make no attempt to comply with the law. This environment creates uncertainty about the future of doing this type of business in China generally and under our current business model, specifically.

In addition, members often desire to enter a market before we have received approval to do business in order to gain an advantage in the marketplace. Improper member activity in new geographic markets could result in adverse publicity and can be particularly harmful to our ability to ultimately enter these markets. Violations by our members of applicable law or of our policies and procedures in dealing with customers could reflect negatively on our products and operations, and harm our business reputation. In addition, it is possible that a judicial or administrative body could hold us civilly or criminally accountable based on vicarious liability because of the actions of our members. If any of the above or related events involving our members occur, our business, results of operations or financial condition could be materially adversely affected.

An increase in the amount of compensation paid to members would reduce profitability.

We incur significant expense in the payment of compensation to our members, which represented approximately 41% of net sales during each of 2025 and 2024. We compensate our members by paying commissions, bonuses, and certain awards and prizes. Factors impacting the overall commission payout include the growth and depth of the member network, the member retention rate, the type and scope of promotions and incentives, local promotional programs and business development agreements. Long-term promotions and incentives (lasting up to one year) can, in particular, result in uncertain ultimate cost. Any increase in compensation payments to members as a percentage of net sales will reduce our profitability.

Our compensation plan includes a cap that may be enforced on member compensation paid out on a weekly dollar limit or as a percentage of product sales. There can be no assurance that enforcement of this cap will ensure profitability (which depends on many other factors). Moreover, enforcement of this cap could cause key members affected by the cap to leave and join other companies.

We may be held responsible for certain taxes or assessments relating to the activities of our members and service providers, which could harm our financial condition and operating results.

Our members and service providers are subject to taxation, and in some instances, legislation or governmental agencies impose an obligation on us to collect the taxes, such as value added taxes, and to maintain appropriate records. In addition, we are subject to the risk in some jurisdictions of being responsible for social security and similar taxes with respect to our members.

Legal, Regulatory, Tax and Currency Risks

Our business in China is subject to compliance with a myriad of applicable laws and regulations, and any actual or alleged violations of those laws or government actions otherwise directed at us could have a material adverse impact on our business and the value of our company.

In contrast to our operations in other parts of the world, our China subsidiary has not implemented a direct sales model in China. The Chinese government permits direct selling only by organizations that have a license and has also adopted anti-pyramid selling and multi-level marketing legislation. We operate an e-commerce direct selling platform in Hong Kong and recognize the revenue derived from sales to both Hong Kong and Chinese members as being generated in Hong Kong. Products purchased by members in China are delivered to third parties that act as the importers of record under agreements to pay applicable duties. In addition, through a Chinese entity, we sell products in China using an e-commerce retail platform. Chinese members may elect to participate in either or both of the Chinese entity and the Hong Kong entity.

We previously submitted a preliminary application for a direct selling license in China, but withdrew our application in 2019 upon the recommendation of a Chinese governmental authority. We expect to reapply for a direct selling license in China when we believe that circumstances are again ripe for doing so. We are unable to predict whether and when we will be successful in obtaining a direct selling license to operate in China, and if we are successful, when we will be permitted to conduct direct selling operations and whether such operations would be profitable.

We continually evaluate our business in China and Hong Kong for compliance with applicable laws and regulations, including seeking the input of outside professionals and certain Chinese authorities. This process can and has resulted in the identification of certain matters of potential noncompliance. We work on a continuing basis to satisfactorily address such matters, however there can be no assurance that adequate steps are taken or that applicable laws and regulations are properly interpreted.

Should the government authorities determine that our activities violate applicable laws and regulations, including China's direct selling, pyramid selling or multi-level marketing laws and regulations, or should new laws or regulations be adopted, there could be a material adverse effect on our business, results of operations and financial condition.

The Chinese government scrutinizes the activities of direct selling companies. Our business continues to be subject to regulations and examinations by municipal and provincial level regulators. At times, actions by government regulators have impacted our members' activities in certain locations and have resulted in a few cases of enforcement actions. In each of these cases, we helped our members with their defense of the legality of their conduct.

Our business and the value of our company can be adversely affected by Chinese government scrutiny, even if that scrutiny does not result in investigations of our business. Although we remain in regular contact with Chinese government officials and take other steps to address regulatory concerns, these government officials have significant discretion in the application and enforcement of laws and regulations. As a result, our business and the value of our company remain vulnerable to Chinese government scrutiny, whether or not initiated by third parties, which scrutiny could result in changes to our business and/or the Chinese or Hong Kong government taking action against us.

Various other factors could harm our business in Hong Kong and China, such as worsening economic conditions in Hong Kong or China, adverse developments relating to the industry in which we conduct our business, adverse local publicity, negative changes to our business and/or social media coverage, geopolitical or trade tensions between the United States and China or other events that may be out of our control. For example, in 2019 the Chinese government announced a 100-day campaign focusing on companies involved in the sale of food, equipment, daily necessities, small home electrical appliances and services that are claimed to promote health. The Chinese government ministries in charge of this campaign indicated that they were targeting illegal practices in the industry, particularly the manufacture and sale of counterfeit and substandard products, and false advertising and misleading claims as to the health benefits of products and services. It is understood that the campaign was specifically focused on the business practices of direct selling companies. As a result, we and some of our peers voluntarily decided to temporarily suspend our member activities, such as product roadshows, product trainings and larger company-sponsored events, in China. We did this because we learned that the campaign was announced in broad outlines by the central government, and the interpretation and enforcement of the campaign was delegated to the provincial and local governments. We consider it a top priority for our business to develop an understanding of and cooperate with all levels and jurisdictions of the government agencies and did not want to run the risk of being inadvertently entangled in the government enforcement actions as the provincial and local government formulated and implemented their interpretive guidance and rule-making. It may again in the future be necessary or advisable to suspend member activities or take similar actions, and the resulting periods of reduced activity may have a material adverse effect on our business.

Although we attempt to work closely with both national and local Chinese governmental agencies in conducting our business, our efforts to comply with national and local laws may be harmed by a rapidly evolving regulatory climate, concerns about activities resembling violations of direct selling, pyramid selling or multi-level marketing legislation, subjective interpretations of laws and regulations, and activities by individual members that may violate laws notwithstanding our policies prohibiting such activities.

Any determination that our operations or activities, or the activities of our individual members, employee sales representatives, or importers of record are not in compliance with applicable laws and regulations could result in the imposition of substantial fines, extended interruptions of business, restrictions on our future ability to obtain business licenses or expand into new locations, changes to our business model, the termination of required licenses to conduct business, or other actions, any of which could materially harm our business, results of operations and financial condition.

Direct-selling laws and regulations may prohibit or severely restrict our direct sales efforts and cause our revenue and profitability to decline, and regulators could adopt new regulations that harm our business.

Our direct selling system is subject to extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as "pyramid" schemes, which compensate participants for recruiting additional participants irrespective of product sales, use high pressure recruiting methods and/or do not involve legitimate products. They also seek to ensure that claims regarding the ability of participants to earn money are truthful and substantiated.

Complying with these widely varying and sometimes inconsistent rules and regulations can be difficult and may require the devotion of significant resources on our part. There can be no assurance that we or our members are in compliance with all of these regulations. Our failure or our members' failure to comply with these regulations or new regulations could lead to the imposition of significant penalties or claims and could negatively impact our business. If we are unable to continue business in existing markets or commence operations in new markets because of these laws, our revenue and profitability may decline.

We are also subject to the risk that new laws or regulations might be implemented or that current laws or regulations might change, which could require us to change or modify the way we conduct our business in certain markets or the loss of necessary licenses. This could be particularly detrimental to us if we have to change or modify the way we conduct business, or cannot conduct any business, in markets that represent a significant percentage of our revenue.

Our business is subject to a variety of laws, regulations and other obligations regarding privacy, data protection and information security. Any actual or perceived failure by us or our third-party vendors to comply with such laws, regulations or other obligations could materially adversely affect our business.

We collect certain personal information, including payment data, from members and consumers, as well as our employees. We also develop and maintain sensitive and proprietary business information. We are therefore subject to numerous laws, regulations and other obligations that address privacy, data protection and information security in the various markets in which we conduct business. We are particularly focused on the evolving state of laws and regulations in China and Hong Kong applicable to privacy, data protection and information security. Of particular note is China's Cyber Security Law, which requires companies to take certain measures to ensure that the security of their networks and data stored on their networks. Specifically, the Cyber Security Law provides that companies adopt a multi-level protection scheme under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered with. Amendments to the Cyber Security Law that took effect on January 1, 2026 increase penalties and enforcement measures for certain violations and may heighten our potential exposure and compliance costs.

In addition, on June 10, 2021, the Standing Committee of the National People's Congress of China promulgated the Data Security Law, which took effect in September 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. Finally, the Standing Committee of the National People's Congress of the China also promulgated the Personal Information Protection Law ("PIPL"), which took effect on November 1, 2021. The PIPL expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China, outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The PIPL also provides that critical information infrastructure operators and personal information processing entities that process personal information meeting a volume threshold are also required to store in China personal information generated or collected in China, and to pass a security assessment or meet other regulatory requirements (such as standard contacts or certification mechanisms) for any export of such personal information. In addition, China has recently adopted implementing regulations and measures, including regulations on network data security management and cross-border data transfers, as well as sector-specific and regional rules and catalogues relating to "important data," which further refine and in some cases expand data security, classification and cross-border transfer requirements and increase the complexity of the regulatory regime.

Hong Kong also has its data privacy legislation that regulates the collection, use and handling of personal data. Under the relevant Hong Kong legislation, data users are required to comply with various data protection principles in relation to the requirement of lawful and fair collection of personal data, consent of data subjects, retention of personal data, use and disclosure of personal data, security of personal data, personal data policies and practices, and rights to access and correction of personal data.

The interpretation, application and enforcement of privacy, data security and information security laws, regulations and other obligations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation and changes in interpretation and enforcement. We have incurred, and will continue to incur, significant expenses in an effort to comply with such laws, regulations and other obligations, as well as related security standards and protocols. Despite our compliance efforts, we may not meet all of the requirements imposed on us. Any failure on our part or on the part of our third-party vendors to comply with applicable laws, regulations or other obligations relating to privacy, data protection or information security could damage our reputation, result in investigations, fines or other penalties imposed by governmental authorities and private claims or litigation, any of which could materially adversely affect our business, results of operations and financial condition. Even if our practices or those of our third-party vendors are not subject to legal challenge, the perception of data or privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, results of operations and financial condition.

Challenges by third parties to the legality of our business operations could harm our business.

We are also subject to the risk of private party challenges to the legality of our operations, including our direct selling system. The regulatory requirements concerning direct selling systems generally do not include "bright line" rules and are inherently fact-based and subject to judicial or administrative interpretation. An adverse judicial or administrative determination against us with respect to our direct selling system, or in proceedings not involving us directly but which challenge the legality of other direct selling marketing systems, could have a material adverse effect on our business. There is also risk that challenges and settlements involving other parties could provide incentives for similar actions by members against us and other direct selling companies. Moreover, challenges to our business system and operations in important markets may come from short sellers, hedge funds, other investors, bloggers and reporters. Other companies in our industry have also faced such challenges. Any challenges regarding us or others in our industry could harm our business if such challenges result in the imposition of any fines or damages on our business, create adverse publicity, increase scrutiny or investigations of us or our industry, detrimentally affect our efforts to recruit or motivate members and attract customers, or interpret laws in a manner inconsistent with our current business practices.

We have in the past been involved in, and may in the future face, lawsuits, claims, and governmental proceedings and inquiries that could harm our business.

We have in the past been, and may in the future be, a party to lawsuits, claims and governmental proceedings and inquiries. Prosecuting and defending these matters may require significant expense and attention of our management and can expose us to adverse publicity, regardless of the outcome. Further, in the event of an adverse outcome, we could be required to pay substantial damages, fines or penalties and cease or be prevented from conducting certain practices or activities.

Such matters can be complex, can extend for a protracted period of time, and can result in unpredictable expense. There can be no assurance that we will be able to successfully defend or resolve any such litigation, claims or governmental proceedings or inquiries, or that the significant money, time and effort spent in defending these matters, or any related adverse publicity, will not adversely affect our business, results of operations and financial condition.

Currency exchange rate fluctuations could lower our revenue and profitability.

In 2025, 96% of our revenue was recorded by subsidiaries located outside of North America. Revenue transactions and related commission payments, as well as other incurred expenses, are typically denominated in the local currency. Accordingly, our international subsidiaries generally use the local currency as their functional currency. The results of operations of our international subsidiaries are exposed to foreign currency exchange rate fluctuations during consolidation since we translate into U.S. dollars using the average exchanges rates for the period. As exchange rates vary, revenue and other operating results may differ materially from our expectations. Additionally, we may record significant gains or losses related to foreign-denominated cash and cash equivalents and the re-measurement of inter-company balances.

Our most significant foreign exchange exposure, the Hong Kong dollar, is for now pegged to the U.S. dollar. We also purchase a significant majority of inventories in U.S. dollars. Our foreign currency exchange rate exposure to the South Korean won, Taiwan dollar, Japanese yen, Chinese yuan, Russian ruble, Kazakhstani tenge, Singaporean dollar, Malaysian ringgit, Indian rupee, Canadian dollar, Mexican peso, Peruvian sol, European euro and Colombian peso collectively represented approximately 15% and 16% of our revenue in 2025 and 2024, respectively. Our foreign currency exchange rate exposure may increase in the near future as we develop opportunities in Southeast Asia, India, Canada, Central America, South America and Europe. Additionally, our foreign currency exchange rate exposure would significantly increase if the Hong Kong dollar were no longer pegged to the U.S. dollar. Finally, we also experience indirect exchange rate exposure due to the concentration of our sales to members residing in China and the impact of fluctuations in the value of the Chinese yuan on our members' purchasing power.

Given our inability to predict the degree of exchange rate fluctuations, we cannot estimate the effect these fluctuations may have upon future reported results, product pricing or our overall financial condition. Further, to date we have not attempted to reduce our exposure to short-term exchange rate fluctuations by using foreign currency exchange contracts.

Changes in tax or duty laws, and unanticipated tax or duty liabilities, could adversely affect our net income.

In the course of doing business we may be subject to various taxes, such as sales and use, value-added, and franchise taxes. We are also subject to income taxes in the United States and numerous foreign jurisdictions. We earn a substantial portion of our income in foreign jurisdictions. Economic and political conditions make tax rules in any jurisdiction, including the United States, subject to significant change. There have been recent changes in U.S. tax law that impact how U.S. multinational corporations are taxed on foreign earnings. There have also been proposals to reform foreign tax laws that could significantly affect the Company's tax position. Although we cannot predict whether or in what form these proposals will pass, several of the proposals considered, if enacted into law, could have an adverse impact on our income tax expense and cash flows.

Our parent corporation is domiciled in the United States. Under tax treaties, we are eligible to receive foreign tax credits in the United States for taxes paid abroad. Taxes paid to foreign taxing authorities may exceed the credits available to us, resulting in the payment of a higher overall effective tax rate on our worldwide operations.

Our effective income tax rate in the future could be adversely affected by a number of factors, including changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, and the outcome of income tax audits in various jurisdictions around the world.

We have in the past, and may in the future be subject to examinations of our tax returns and other tax matters by the U.S. Internal Revenue Service and other tax authorities and governmental bodies. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for taxes, which is subject to significant discretion. There can be no assurance as to the outcome of these examinations. If our effective tax rates were to increase, particularly in the United States, or if the ultimate determination of taxes owed is for an amount in excess of amounts previously accrued, our financial results or operations could be adversely affected.

In addition, our operations are subject to regulations designed to ensure that appropriate levels of customs duties are assessed on the importation of our products. The failure to properly calculate, report and pay such duties when we are subject to them could have a material adverse effect on our results of operations and financial condition. Any change in the laws or regulations regarding such duties, or any interpretation thereof, could result in an increase in the cost of doing business.

Transfer pricing regulations affect our business and results of operations.

In many countries, including the United States, we are subject to transfer pricing and other tax regulations designed to ensure that appropriate levels of income are reported as earned by our United States or local entities and are taxed accordingly. We have adopted transfer pricing agreements with most of our subsidiaries to regulate inter-company transfers, which agreements are subject to transfer pricing laws that regulate the flow of funds between the subsidiaries and the parent corporation for product purchases, management services, and contractual obligations, such as the payment of member compensation. There can be no assurance that we will be found to be operating in compliance with transfer pricing laws, or that those laws would not be modified, which, as a result, may require changes in our operating procedures or otherwise may have a material adverse effect on our financial results or operations.

Our products and related activities are subject to extensive government regulation, which could delay, limit or prevent the sale of some of our products in some markets.

The formulation, manufacturing, packaging, labeling, importation, advertising, distribution, sale and storage of certain of our products are subject to extensive regulation by various federal agencies, including the FDA, the FTC, the Consumer Product Safety Commission and the U.S. Department of Agriculture and by various agencies of the states, localities and foreign countries in which our products are manufactured, distributed and sold. For example, the FDA requires us and our suppliers to meet relevant current good manufacturing practice (cGMP) regulations for the preparation, packing and storage of foods and over-the-counter (OTC) drugs. We are also now required to report serious adverse events associated with consumer use of certain of our products. Other laws and regulations govern or restrict the claims that may be made about our products and the information that must be included and excluded on labels.

In markets outside the United States, prior to commencing operations or marketing new products, we may be required to obtain approvals, licenses, or certifications from a ministry of health or a comparable agency. Moreover, a foreign jurisdiction may pass laws that would prohibit the use of certain ingredients in their particular market. Compliance with these regulations can create delays and added expense in introducing new products to certain markets.

Failure by our members or us to comply with those regulations could lead to the imposition of significant penalties or claims and could materially and adversely affect our business. If we are not able to satisfy the various regulations, then we would have to cease sales of that product in that market. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant compliance costs or discontinuation of product sales and may adversely affect the marketing of our products, resulting in significant loss of revenues.

We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative orders, when and if promulgated, could have on our business. These potential effects could include, however, requirements for the reformulation of certain products to meet new standards, the recall or discontinuance of certain products, additional recordkeeping and reporting requirements, expanded documentation of the properties of certain products, expanded or different labeling, or additional scientific substantiation. Any or all of these requirements could have a material adverse effect on our business, results of operations or financial condition.

New regulations governing the marketing and sale of nutritional supplements could harm our business.

There has been a movement in recent years in some markets to increase the regulation of dietary supplements or to revisit the interpretation of existing regulations, either of which could impose additional restrictions or requirements in the future. While the regulatory framework for dietary supplements in the United States remains largely unchanged, the industry is subject to ongoing policy discussions regarding oversight, enforcement priorities, and consumer protection. Future regulatory interpretations or enforcement approaches could affect how dietary supplements are marketed or distributed. Our business could be harmed if more restrictive legislation is successfully introduced and adopted in the future. In particular, the adoption of legislation requiring FDA approval of supplements or ingredients could delay or inhibit our ability to introduce new supplements. We face similar pressures in our other markets, particularly in China where certain government ministries announced in 2019 a comprehensive 100-day campaign focusing on companies involved in the sale of certain products, including nutritional supplements and health products. This campaign or other actions could result in new legislation or regulation in China. In the United States, the FTC's Guides Concerning the Use of Endorsements and Testimonials in Advertising (the "Guides") require disclosure of material connections between an endorser and the company they are endorsing and require the disclosure of typical results when these are different from those reported by the endorser. The requirements and restrictions of the Guides may diminish the impact of our marketing efforts and negatively impact our sales results. If we or our members fail to comply with these Guides, the FTC could bring an enforcement action against us and we could be fined and/or forced to alter our operations. Our operations also could be harmed if new laws or regulations are enacted that restrict our ability to market or distribute nutritional supplements or impose additional burdens or requirements on nutritional supplement companies or require us to reformulate our products.

Regulations governing the production and marketing of our personal care products could harm our business.

Our personal care products are subject to various domestic and foreign laws and regulations that regulate cosmetic products and set forth regulations for determining whether a product can be marketed as a "cosmetic" or requires further approval as an over-the-counter drug. A determination that our cosmetic products impact the structure or function of the human body, or improper marketing claims by our members, may lead to a determination that such products require pre-market approval as a drug. Such regulations in any given market can limit our ability to import products and can delay product launches as we go through the registration and approval process for those products. Furthermore, if we fail to comply with these regulations, we could face enforcement action against us and we could be fined, forced to alter or stop selling our products and/or required to adjust our operations. Our operations also could be harmed if new laws or regulations are enacted that restrict our ability to market or distribute our personal care products or impose additional burdens or requirements on the contents of our personal care products or require us to reformulate our products.

If we are found not to be in compliance with good manufacturing practices our operations could be harmed.

Regulations on good manufacturing practices and adverse event reporting requirements for the nutritional supplement industry are in effect and require good manufacturing processes for us and our vendors, including stringent vendor qualifications, ingredient identification, manufacturing controls and record keeping. We are also required to report serious adverse events associated with consumer use of our products. Our operations could be harmed if regulatory authorities make determinations that we or our vendors are not in compliance with the regulations. A finding of noncompliance may result in administrative warnings, penalties or actions impacting our ability to continue selling certain of our products. In addition, compliance with these regulations has increased and may further increase the cost of manufacturing certain of our products as we work with our vendors to assure they are qualified and in compliance.

Failure to comply with domestic and foreign laws and regulations governing product claims and advertising could harm our business.

Our failure to comply with FTC or state regulations, or with regulations in foreign markets that cover our product claims and advertising, including direct claims and advertising by us, as well as claims and advertising by members for which we may be held responsible, may result in enforcement actions and imposition of penalties or otherwise materially and adversely affect the distribution and sale of our products. Our claims about the level of financial success that can be expected by our members are also subject to FTC review and enforcement. Member activities in our existing markets that violate applicable governmental laws or regulations could result in governmental or private actions against us in markets where we operate. Given the size of our member force, we cannot ensure that our members will comply with applicable legal requirements.

We are subject to anti-bribery laws, including the U.S. Foreign Corrupt Practices Act.

We are subject to anti-bribery laws, including the U.S. Foreign Corrupt Practices Act ("FCPA"), which generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business as well as requiring companies and their intermediaries to maintain accurate books and records. In the past decade there has been a substantial increase in anti-bribery law enforcement activity by the U.S. Department of Justice (the "DOJ") and the SEC relating to certain countries in which we have business, including China. For example, in August 2020, a U.S.-based direct selling company entered into a deferred prosecution agreement in connection with criminal charges brought by the DOJ relating to alleged payments and benefits paid to Chinese officials, and settled related SEC charges at the same time, incurring over $120 million in fines and disgorgement of profits.

Our policies mandate compliance with anti-bribery laws by our employees and agents, including the requirements to maintain accurate information and internal controls. However, we may be liable for actions of our employees and agents, even if such actions are inconsistent with our policies. Being subject to an investigation by the DOJ or the SEC for an alleged violation of the FCPA could cause us to incur significant expenses and distractions that could adversely affect our business. Violations of the FCPA, or a similar anti-bribery law, may result in criminal or civil sanctions, including contract cancellations or debarment, and loss of reputation, which could have a material adverse effect on our results of operations and financial condition.

We do not have a comprehensive product liability insurance program and product liability claims could hurt our business.

Currently, we do not have a comprehensive product liability insurance program, although the insurance carried by our suppliers may cover certain product liability claims against us. As a marketer of dietary supplements, cosmetics and other products that are ingested by consumers or applied to their bodies, we may become subjected to various product liability claims, including that:

- our products contain contaminants or unsafe ingredients;

- our products include inadequate instructions as to their uses; or

- our products include inadequate warnings concerning side effects and interactions with other substances.

If our suppliers' product liability insurance fails to cover product liability claims or other product liability claims, or any product liability claims exceeds the amount of coverage provided by such policies or if we are unsuccessful in any third-party claim against the manufacturer or if we are unsuccessful in collecting any judgment that may be recovered by us against the manufacturer, we could be required to pay substantial monetary damages which could materially harm our business, results of operations and financial condition. As a result, we may become required to pay high premiums and accept high deductibles in order to secure adequate insurance coverage in the future. Especially since we do not have direct product liability insurance, it is possible that product liability claims and the resulting adverse publicity could negatively affect our business.

<u>*Intellectual Property, Information Technology and Cybersecurity Risks*</u>

We may be unable to protect or use our intellectual property rights.

We rely on trade secret, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection of our confidential information and trademarks. Moreover, the laws of some countries in which we market our products, including China, may not afford effective protection of our intellectual property rights. The unauthorized copying, use or other misappropriation of our confidential information, trademarks and other intellectual property could enable third parties to benefit from such property without paying us for it. This could have a material adverse effect on our business, operating results and financial condition. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome, expensive and result in inadequate remedies. It is also possible that our use of our intellectual property rights could be found to infringe on prior rights of others and, in that event, we could be compelled to stop or modify the infringing use, which could be burdensome and expensive.

We rely on and are subject to risks associated with our reliance upon information technology systems.

Our success is dependent on the accuracy, reliability, and proper use of information processing systems and management information technology. Our information technology systems are designed and selected to facilitate order entry and customer billing, maintain member records, accurately track purchases and member compensation payments, manage accounting operations, generate reports, and provide customer service and technical support. Any interruption in these systems could have a material adverse effect on our business, financial condition, and results of operations.

There can be no assurance that there will not be delays or interruptions in our information technology services. An interruption or delay in availability of these services could, if it lasted long enough, prevent us from accepting orders, cause members to leave our business, or otherwise materially adversely affect our business.

System disruptions or failures, cybersecurity risks, and compromises of data, or the failure to comply with related laws and regulations, could harm our business.

Because of our diverse geographic operations and our internationally applicable member compensation plans, our business is highly dependent on the secure and efficient functioning of our information technology systems, and the security of personal and sensitive business data. We collect certain personal information, including payment data, from members and consumers, as well as our employees. We also develop and maintain sensitive and proprietary business information. Any systems failure or interruption, breach in security, or loss of data, whatever the cause, could adversely affect our operations and financial results.

Systems disruptions and data breaches can derive from natural disasters, accidental technological events or human error, but can also result from fraud or malice on the part of external or internal parties. Our systems, networks and software, like those of other companies, have been and are likely to continue to be, the target of cybersecurity threats and attacks, which may range from isolated or random attempts to sophisticated and targeted measures directed specifically at us. The risk of a systems disruption or data breach, particularly through cyber-attack or cyber intrusion, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. A material systems disruption or data breach affecting us could damage our reputation, deter members from purchasing our products, and result in cost and liability to us.

Although we have implemented technical and administrative safeguards to maintain the security and integrity of our information technology systems and data, there can be no assurance that our security efforts and measures will be effective in a continually evolving threat environment. In addition to the risks presented by malicious actors and natural disasters, many systems disruptions and data breaches are reportedly caused by human error. Therefore, despite our security policies and mandatory training, our systems and data are exposed to the risk that human error could either create a vulnerability that could be exploited by an attacker, or expose our systems and data to unintended risk of compromise. In addition, as described below, most of our information technology systems and data are hosted by third-party vendors over which we have limited control. We anticipate that we will be required to expend additional resources in order to continue to enhance our technical and administrative safeguards, and to investigate and remediate any vulnerabilities in our systems, networks and software.

In any case, a data breach or other significant disruption of our information systems or those related to our third-party vendors, including as a result of cyber-attacks, could (1) disrupt the proper functioning of our systems and networks and therefore operations, (2) result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of personal, confidential, sensitive or otherwise valuable data or other information, (3) result in a violation of applicable privacy, cybersecurity, data breach notification requirements under applicable laws, regulations and contractual provisions, subjecting us to additional regulatory scrutiny, and exposing us to possible fines, lawsuits and related financial liability, (4) require significant management attention and financial resources to investigate and remedy the breach or disruption, and (5) harm our reputation, cause a decrease in the number of our members and revenue, and otherwise damage our business. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Finally, we are subject to numerous laws, regulations and other obligations that address privacy, data collection and information security in the various markets in which we conduct business and, despite our compliance efforts, we or our third-party vendors may not comply with all applicable requirements. See "Item 1A. Risk Factors - Our business is subject to a variety of laws, regulations and other obligations regarding privacy, data protection and information security…".

Our systems, software and data reside on third-party servers, exposing us to risks that disruption or intrusion of those servers could temporarily or permanently interrupt our access and damage our business.

Most of our systems, software and data reside in the "cloud" on servers operated by third-party vendors to which we have limited access. We assess the risks presented by these third-party vendors, and our contracts with them contain representations, warranties and other provisions related to the security of our data, and of the systems and software on which we rely. We are, however, limited in our ability to mitigate the risks of a systems disruption or data breach affecting our third-party vendors. Moreover, any delay or failure in payment of the third-party vendors, disputes with such vendors, or business interruption or failure of the third-party vendors could result in loss of or interruption in access to our systems, software or data. It is possible that our systems, software and data could in the future be moved to servers of different third parties or to our own servers. Any such move could result in temporary or permanent loss of access to our systems, software or data. Any protracted loss of such access would materially and adversely affect our business, financial condition and results of operations.

Common Stock Risks

Our common stock is particularly subject to volatility because of the industry and markets in which we operate.

The market prices of securities of direct selling companies have been extremely volatile, particularly those of companies that derive a substantial portion of their revenue from China and/or Hong Kong. These companies have experienced stock market price fluctuations that have often been disproportionate to their operating performance. These broad fluctuations could adversely affect the market price of our common stock.

Our common stock continues to experience wide fluctuations in trading volumes and prices. This may make it more difficult for holders of our common stock to sell shares when they want and at prices they find attractive.

The public market for our common stock has historically been very volatile experiencing wide fluctuations in trading volumes and prices. There are a number of factors that may contribute to this volatility, including the following:

- active participation of speculative traders in our stock (including short sellers);

- limited trading activity in our common stock;

- the sale of a large number of shares of our common stock from time to time;

- market rumors regarding our business operations;

- government scrutiny of our business;

- adverse publicity related to our business or industry; and

- fluctuations in our operating results.

This market volatility for our common stock may make it more difficult for holders of our stock to sell shares when they want and at prices they find attractive. There can be no assurance that a larger or more liquid market will be developed or maintained for our common stock.

Item 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 1C. CYBERSECURITY

Governance

Our Vice President of Strategic Initiatives and Chief Financial Officer oversee our cybersecurity risk management program described in "Risk Management and Strategy" below. While the Board of Directors has overall responsibility for risk oversight, it is supported in this regard by the Audit Committee, including with respect to cybersecurity matters. The Audit Committee assists the Board of Directors in monitoring cybersecurity risk by receiving as needed updates from and engaging in discussions with the Vice President of Strategic Initiatives and the Chief Financial Officer, that cover, among other things, our cybersecurity risk management program, response readiness and training efforts. The Audit Committee updates the full Board of Directors on cybersecurity matters as appropriate.

Risk Management and Strategy

Our business is dependent upon our computer systems, devices and networks to collect, process and store the data necessary to conduct almost all aspects of our business. We maintain a cybersecurity risk management program, which includes internal and external human resources, processes, controls and technology designed to identify, protect, detect, respond to and manage reasonably foreseeable cybersecurity risks and threats.

To safeguard our information systems from cybersecurity threats, we use various security tools that help prevent, identify, escalate, investigate, resolve and recover from identified vulnerabilities and security incidents in a timely manner at a network and user end point level. These include, but are not limited to, internal reporting, monitoring and detection tools. We engage various third-party vendors to provide these security services, including providing timely cybersecurity threat alerts in addition to monitoring cybersecurity threats and our defenses against cyberattacks. This monitoring includes the proactive identification of vulnerabilities in our systems with threat intelligence. In addition, we engage a third-party vendor to perform penetration testing at least annually and our IT team also performs simulations and response readiness tests on an annual basis. Our incident response plan sets forth our response protocol to coordinate the activities that we take to respond and recover from cybersecurity incidents, which include processes to triage, assess severity, investigate, escalate, contain, and remediate an incident, as well as to comply with potentially applicable legal and reporting obligations and mitigate brand and reputational damage.

We also maintain a third-party risk management process to mitigate vulnerabilities associated with external service providers and vendors. This includes reviewing service-level agreements and third-party security certifications, such as PCI DSS and SOC reports, on an annual basis or as-needed to ensure vendors adhere to our security and compliance standards.

We have adopted an IT Policies and Procedures Policy that requires all employees to acknowledge on an annual basis their responsibilities in abiding with company policies regarding safeguard our network environment. In addition, all employees receive cybersecurity training upon hire with at least annual training on best practices, social engineering threats and cybersecurity risks.

We continuously monitor our computer systems, devices and networks, and work to improve our safeguards against regular and continually evolving cyber and other security threats. To date, we are not aware of any cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition. However, notwithstanding the extensive approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident in the future that could have a material adverse effect on us. While we maintain cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. For further information about the cybersecurity risks we face, see "Item 1A. Risk Factors – System disruptions or failures, cybersecurity risks, and compromises of data, or the failure to comply with related laws and regulations, could harm our business."

Item 2. PROPERTIES

Our corporate headquarters is located in Rolling Hills Estates, California where we lease 4,900 square feet of office space with a term expiring in September 2030. In January 2026, the Company executed an agreement to sublease a portion of this space for the duration of the lease term, effective February 1, 2026. We also lease 7,300 square feet of corporate office space in Hong Kong with a term expiring in June 2026. To help further develop the market for our products in North America, we lease retail space in Richmond, British Columbia and Metuchen, New Jersey. Our office space in Rolling Hills Estates and Hong Kong is used in support of all of our business segments, while the North America retail space is used in support of our Primary Reporting Segment.

We lease seven branch offices throughout China that are used for our China business segment, and additional office space in Peru, Japan, Taiwan, South Korea, Malaysia, India, Colombia and the Cayman Islands (all of which are used for our Primary Reporting Segment). We contract with third parties for fulfillment and distribution operations in all of our international markets. We believe that our existing office space is in good condition, and is suitable and adequate for the conduct of our business.

Item 3. LEGAL PROCEEDINGS

None.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is currently traded on the NASDAQ Capital Market ("Nasdaq") under the symbol "NHTC." On February 17, 2026, the closing price of our common stock as reported by Nasdaq was $3.33 per share.

At February 17, 2026, there were approximately 90 record holders of our common stock (although we believe that the number of beneficial owners of our common stock is substantially greater).

The Company expects to pay a quarterly cash dividend of $0.10 on each share of common stock outstanding for the foreseeable future. However, any future cash dividends will be at the sole discretion of the Board of Directors, and will depend on the Company's financial condition, results of operations, capital requirements and other factors considered relevant by the Board of Directors.

Item 6. [RESERVED]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

General

We are an international direct-selling and e-commerce company. Subsidiaries controlled by us sell personal care, wellness, and "quality of life" products under the "NHT Global" brand. Our wholly-owned subsidiaries have an active physical presence in the following markets: the Americas, which consists of the United States, Canada, Cayman Islands, Mexico, Peru and Colombia; Greater China, which consists of Hong Kong, Taiwan and China; Southeast Asia, which consists of Malaysia and Singapore; South Korea; Japan; India; and Europe. We also operate in Russia and Kazakhstan through our engagement with a local service provider. See Note 13 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this report for further information about our net sales by geographic area.

As of December 31, 2025, we were conducting business through 26,650 active members, compared to 30,870 at the end of 2024. We consider a member "active" if they have placed at least one product order with us during the preceding year. Our priority is to focus our resources in our most promising markets, which we consider to be Greater China and countries where our existing members have the connections to recruit prospects and sell our products, such as Southeast Asia, India, South America and Europe. For further information regarding some of the risks associated with our loss of members, see "Item 1A. Risk Factors - Our continuing loss of a significant number of members is adversely affecting our business…".

We generate approximately 93% of our net sales from subsidiaries located outside the Americas. Because of the size of our foreign operations, operating results can be impacted negatively or positively by factors such as foreign currency fluctuations, trade policy, inflation rates, and economic, political and business conditions around the world. In addition, our business is subject to various laws and regulations, in particular, regulations related to direct selling activities that create uncertain risks for our business, including improper claims or activities by our members and our potential inability to obtain necessary product registrations. We continually evaluate our business for compliance with applicable laws and regulations, and this process can and has resulted in the identification of certain matters of potential noncompliance, which we work to satisfactorily address. For further information regarding some of the risks associated with the conduct of our business in China and Hong Kong, see "Item 1A. Risk Factors," and more specifically under the captions "Risk Factors - Because our Hong Kong operations account for a substantial portion of our overall business...", "Risk Factors - Hong Kong's political and economic landscape has in recent years undergone significant change...", and "Risk Factors - Our business in China is subject to compliance with a myriad of applicable laws and regulations...".

China has been and continues to be our most important business development project. We operate an e-commerce direct selling platform in Hong Kong that in 2025 generated approximately 82% of our revenue, substantially all of which was derived from the sale of products that are delivered to members in China. Through a separate Chinese entity, we also operate an e-commerce retail platform in China. We believe that neither of these activities require a direct selling license in China, which we do not currently hold. We previously submitted a preliminary application for a direct selling license in China, but withdrew our application in 2019 upon the recommendation of a Chinese governmental authority. We expect to reapply for a direct selling license in China when we believe that circumstances are again ripe for doing so. If we are ultimately able to obtain a direct selling license in China, we believe that the incentives inherent in the direct selling model in China would incrementally benefit our existing business. We do not expect that any increased sales in China derived from obtaining a direct selling license would initially be material and, in any event may be partially offset by the higher fixed costs associated with the establishment and maintenance of required service centers, branch offices, manufacturing facilities, certification programs and other legal requirements. We are unable to predict whether and when we will be successful in obtaining a direct selling license to operate in China, and if we are successful, when we will be permitted to conduct direct selling operations and whether such operations would be profitable.

The Chinese government conducted a campaign in 2019 focusing on companies involved in the sale of food, equipment, daily necessities, small home electrical appliances and services that are claimed to promote health. The Chinese government ministries in charge of this campaign indicated that they were targeting illegal practices in the industry, particularly the manufacture and sale of counterfeit and substandard products, and false advertising and misleading claims as to the health benefits of products and services. It is understood that the campaign was specifically focused on the business practices of direct selling companies. Although it was initially announced as a 100-day campaign, we are not aware of any information indicating that the campaign has ever been formally concluded. In any case, the business environment in China for health product companies can be challenging and can change quickly, which has from time to time been exacerbated by negative social media sentiment expressed for these types of companies.

In addition to the fact that our Hong Kong subsidiary generates a substantial portion of our overall business, a significant number of our employees are based in Hong Kong. The political and economic landscape in Hong Kong has in recent years undergone significant change, largely due to the increasing influence of the Chinese government. This development, along with the impact of the COVID-19 pandemic, led us to cease conducting member meetings and events in Hong Kong for a period of time. We have since been able to substantially resume normal operations in Hong Kong, but Hong Kong's economy is now increasingly integrated with that of China. We relocated our corporate headquarters from Hong Kong to California in February 2025. It is unclear how changed circumstances in Hong Kong will in the future affect our business, but it is possible that the upheaval in Hong Kong's political and economic affairs or related consequences could adversely affect our future business, results of operations and financial condition. See "Item 1A. Risk Factors - Hong Kong's political and economic landscape has in recent years undergone significant change...".

Beginning in the first quarter of 2025, the U.S. engaged in a series of escalating tariff actions with a wide range of countries, particularly China. On April 2, 2025, for example, the U.S. imposed by executive order a 34% reciprocal tariff on Chinese-origin goods. This was followed by an amended executive order April 8, 2025, raising tariffs to 84% and an April 9, 2025 executive order raising tariffs to 125%. In response, China raised its duties on imported U.S. goods to a similar level. Following negotiations, the U.S. announced a temporary 90-day reduction in its reciprocal tariff rates from 125% to 10% beginning in May 2025, and China agreed to suspend its retaliatory tariffs during the same period. The pre-existing 20% U.S. tariff imposed on all Chinese goods remained in place, along with certain other sector-specific tariffs. In October 2025, the U.S. administration announced an additional 100% tariff on all products imported from China in response to certain restrictions imposed by China on rare earth minerals, before announcing an agreement that would, among other things, reduce the general tariff rate on Chinese goods to 47%. The state of trade discussions between the U.S. and China (and between the U.S. and other nations) remains dynamic and unpredictable.

The Company's fiscal 2025 financial results, particularly beginning in the second quarter, were negatively affected by negative consumer sentiment and economic uncertainty in the Company's largest market. If substantial tariffs remain in place, or new tariffs are implemented, the Company may see the effect of higher duties on restocking in 2026. The likely short-term impact of the tariffs is difficult to predict with any certainty, however. We may need to impose a surcharge on products sold into China, and the imposition of such a surcharge may have a further negative effect on sales volumes into China. In the longer term, the Company has taken steps to transition production of certain of its products currently manufactured in the United States to other jurisdictions, including in Asia, in order to mitigate the effect of U.S. and reciprocal tariffs. If successfully implemented, this transition may result in savings in logistics, freight and manufacturing cost, but may also carry certain short-term expenses, including the cost of reregistration of products in certain jurisdictions. The Company is actively evaluating its options and the impact of trade policy changes on future quarters remains uncertain. In addition, it is difficult to predict the further effect of general consumer sentiment in China toward the Company's products as a result of the trade policies adopted by the United States and China, which has already impacted the Company's second and third quarters. See "Item 1A. Risk Factors - Changes in government trade and economic policies...".

Recent Developments

During 2025, in response to continued challenging near-term economic conditions in our largest market and continued pressure on consumer sentiment, management implemented a restructuring plan designed to better align our operating cost structure with current business conditions. The restructuring plan included actions to optimize our workforce, relocate certain product manufacturing activities to Asia, and downsize several offices. We recognized $283,000 of restructuring-related charges during the fourth quarter of 2025. As of December 31, 2025, we were substantially complete with the major restructuring initiatives.

We expect these actions to generate approximately $1.5 million in annualized cost savings, though not all of these savings are expected to be realized during 2026 due to the timing of certain facility-related actions. The amount and timing of savings may differ from our current expectations.

Statement of Operations Presentation

We mainly derive revenue from sales of products. Substantially all of our product sales are to independent members at published wholesale prices. Product sales are recognized when the products are shipped and title passes to independent members, which generally is upon our delivery to the carrier that completes delivery to the members. We estimate and accrue a reserve for product returns based on our return policies and historical experience. We bill members for shipping charges and recognize the freight revenue in net sales. We have elected to account for shipping and handling activities performed after title has passed to members as a fulfillment cost, and accrue for the costs of shipping and handling if revenue is recognized before the contractually obligated shipping and handling activities occurs. Event and training revenue is deferred and recognized as the event or training occurs.

Cost of sales consists primarily of products purchased from third-party manufacturers, freight cost for transporting products to our foreign subsidiaries and shipping products to members, import duties, packing materials, product royalties, costs of promotional materials sold to our members at or near cost, and provisions for slow moving or obsolete inventories. Cost of sales also includes purchasing costs, receiving costs, inspection costs and warehousing costs.

Member commissions are our most significant expense and are classified as an operating expense. Under our compensation plan, members are paid weekly commissions by our subsidiary in which they are enrolled, generally in their home country currency, for product purchases by their down-line member network across all geographic markets. Our China subsidiary maintains an e-commerce retail platform and does not pay commissions, although our Chinese members may participate in our compensation plan through our other subsidiaries. This "seamless" compensation plan enables a member located in one country to enroll other members located in other countries where we are authorized to conduct our business. Currently, there are basically two ways in which our members can earn income:

- through commissions paid on the accumulated bonus volume from product purchases made by their down-line members and customers; and

- through retail profits on sales of products purchased by members at wholesale prices and resold at retail prices (for purchasers in some of our smaller markets and purchasers from our China subsidiary, sales are for personal consumption only and income may not be earned through retail profits).

Each of our products is designated a specified number of bonus volume points. Commissions are based on total personal and group bonus volume points per weekly sales period. Bonus volume points are essentially a percentage of a product's wholesale price. As the member's business expands from successfully enrolling other members who in turn expand their own businesses by selling product to other members, the member receives higher commissions from purchases made by an expanding down-line network. In some of our markets, to be eligible to receive commissions, a member may be required to make nominal monthly or other periodic purchases of our products. Certain of our subsidiaries do not require these nominal purchases for a member to be eligible to receive commissions. In determining commissions, the number of levels of down-line members included within the member's commissionable group increases as the number of memberships directly below the member increases.

Under our current compensation plan, certain of our commission payouts may be limited to a hard cap dollar amount per week or a specific percentage of total product sales. In some markets, commissions may be further limited. In some markets, we also pay certain bonuses on purchases by up to three generations of personally sponsored members, as well as bonuses on commissions earned by up to seven generations of personally sponsored members. Members can also earn additional income, trips and other prizes in specific time-limited promotions and contests we hold from time to time. Member commissions are dependent on the sales mix and, for each of fiscal 2025 and 2024, represented 41% net sales. Occasionally, we make modifications and enhancements to our compensation plan to help motivate members, which can have an impact on member commissions. We may also enter into performance-based agreements for business or market development, which can result in additional compensation to specific members.

Selling, general and administrative expenses consist of administrative compensation and benefits, travel, credit card fees and assessments, professional fees, certain occupancy costs, and other corporate administrative expenses (including stock-based compensation). In addition, this category includes selling, marketing, and promotion expenses (including the costs of member training events and conventions that are designed to increase both product awareness and member recruitment). Because our various member conventions are not always held at the same time each year, interim period comparisons will be impacted accordingly.

The functional currency of our international subsidiaries is generally their local currency. Local currency assets and liabilities are translated at the rates of exchange on the balance sheet date, and local currency revenues and expenses are translated at average rates of exchange during the period. Equity accounts are translated at historical rates. The resulting translation adjustments are recorded directly into stockholders' equity.

Sales by our foreign subsidiaries are generally transacted in the respective local currencies and are translated into U.S. dollars using average rates of exchange for each monthly accounting period to which they relate. Most of our product purchases from third-party manufacturers are transacted in U.S. dollars. Consequently, our sales and net earnings are affected by changes in currency exchange rates, with sales and earnings generally increasing with a weakening U.S. dollar and decreasing with a strengthening U.S. dollar.

Results of Operations

The following table sets forth our operating results as a percentage of net sales for the periods indicated:

| | Year Ended December 31, | |
	2025	2024
Net sales	100.0%	100.0%
Cost of sales	26.4	26.0
Gross profit	73.6	74.0
Operating expenses:		
Commissions expense	41.0	40.9
Selling, general and administrative expenses	37.1	36.1
Total operating expenses	78.1	77.0
Loss from operations	(4.5)	(3.0)
Other income, net	3.1	4.4
Income (loss) before income taxes	(1.4)	1.4
Income tax provision	0.8	0.1
Net income (loss)	(2.2)%	1.3%

Net Sales

The following table sets forth revenue by market for the periods indicated (in thousands):

	Year Ended December 31,				
	2025			2024	
Americas[1]	$	2,833	7.1%	$ 2,680	6.2%
Hong Kong[2]		32,671	82.1	35,106	81.7
China		946	2.4	1,580	3.7
Taiwan		1,542	3.9	1,591	3.7
South Korea		102	0.3	154	0.4
Japan		333	0.8	292	0.7
Malaysia and Singapore		263	0.7	241	0.6
Russia and Kazakhstan		444	1.1	490	1.1
Europe		530	1.3	635	1.5
India		112	0.3	194	0.4
Total	$	39,776	100.0%	$ 42,963	100.0%

---

[1] *United States, Canada, Mexico, Peru and Colombia.*

[2] *Substantially all of our Hong Kong revenues are derived from the sale of products that are delivered to members in China. See "Item 1A. Risk Factors."*

Net sales were $39.8 million for the year ended December 31, 2025 compared with $43.0 million a year ago, a decrease of $3.2 million, or 7%. Hong Kong net sales, substantially all of which were derived from the sale of products shipped to members residing in China, decreased $2.4 million, or 7%, over the prior year primarily due to the negative consumer sentiment as a result of the heightened economic uncertainty caused by the threat of reciprocal and retaliatory tariffs. Outside of our Hong Kong business, net sales decreased $752,000, or 10%, over the prior year primarily due to decreased year-over-year net sales in our Chinese e-commerce retail business. As of December 31, 2025, deferred revenue was $5.6 million, which primarily consisted of $4.1 million pertaining to unshipped product orders and unredeemed product vouchers, as well as $1.5 million in auto ship advances.

Gross Profit

Gross profit was 73.6% of net sales for the year ended December 31, 2025 compared with 74.0% of net sales for the year ended December 31, 2024. The decline in gross profit margin was due to the write off of components inventory related to discontinued products and products whose manufacturing has transitioned outside the United States. Gross profit margin for the year ended December 31, 2025 would be comparable to the prior year without these write offs.

Commissions Expense

Commissions were 41.0% of net sales for the year ended December 31, 2025, relatively consistent compared with 40.9% of net sales for the year ended December 31, 2024.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $754,000 to $14.8 million for the year ended December 31, 2025 as compared with $15.5 million for the year ended December 31, 2024. The decrease was primarily due to lower employee-related expenses, professional fees and event costs as compared to the prior year. Selling, general and administrative expenses as a percentage of net sales increased in the current year as compared with the prior year due to the decrease in net sales in the current year and the one-time restructuring charges recognized in the fourth quarter of 2025.

Other Income, Net

Other income decreased to $1.2 million for the year ended December 31, 2025 as compared with $1.9 million in the prior year. The decrease in other income was primarily due to less interest income earned during 2025.

Income Taxes

An income tax provision of $315,000 was recognized for the year ended December 31, 2025 compared with $48,000 for the year ended December 31, 2024. The tax provision for 2025 primarily resulted from the impact of deferred income tax expense from various foreign jurisdictions, particularly China, resulting in an increase in our effective tax rate for the year ended December 31, 2025.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the United States. The OBBBA includes significant tax law changes, including the permanent extension of certain provisions from the U.S. Tax Cuts and Jobs Act, modifications to the international tax framework, and the reinstatement of favorable business tax provisions. These include 100% bonus depreciation, immediate expensing of Section 174 domestic research and experimental expenditures, and revised limitations under Section 163(j) on the deductibility of business interest expense. The legislation has multiple effective dates, with certain provisions effective beginning in 2025, and others implemented through 2027. We evaluated the impact of the OBBBA and determined it's provisions do not have a material impact on our overall tax liability both for the current year and in the succeeding years.

Liquidity and Capital Resources

At December 31, 2025, our cash, cash equivalents and marketable securities totaled $28.9 million. Total cash, cash equivalents and marketable securities decreased by $15.1 million from December 31, 2024 to December 31, 2025 due to the dividends paid during 2025 and the final payment of the repatriation tax on the deemed repatriation of deferred foreign income as required by the U.S. Tax Cuts and Jobs Act. We consider all highly liquid investments with original maturities of three months or less, when purchased, to be cash equivalents. As of December 31, 2025, we had $23.0 million in available-for-sale investments classified as either cash equivalents or marketable securities. In addition, cash and cash equivalents included $2.9 million held in banks located in China subject to foreign currency controls.

As of December 31, 2025, the ratio of current assets to current liabilities was 2.5 to 1.0 and we had $20.5 million of working capital. Working capital as of December 31, 2025 decreased $9.7 million compared to our working capital as of December 31, 2024.

Cash used in operations was $6.0 million and $3.4 million during 2025 and 2024, respectively. Income tax paid during April 2025 and 2024 for the repatriation tax on the deemed repatriation of deferred foreign income was $5.1 million and $4.0 million, respectively. Disregarding these payments, cash flows used in operations was $943,000 during 2025 compared with cash flows provided by operations of $602,000 during 2024. The decline in operating cash flows during 2025 is primarily due to both the reduction in product orders received during the year, as well as the decrease in interest income earned on marketable securities during the year.

Cash provided by investing activities totaled $8.1 million during 2025 compared with cash used in investing activities of $30.1 million during 2024. During 2025, we purchased $50.7 million in marketable securities with original maturities greater than three months, and as such, reflect these purchases as an investing activity. These purchases of marketable securities were offset by $59.0 million of proceeds received from maturities of marketable securities.

Cash used in financing activities during 2025 and 2024 consisted solely of quarterly dividend payments of $0.20 per common share, totaling $9.2 million in each period. Subsequent to December 31, 2025, on February 2, 2026, the Board of Directors declared a quarterly cash dividend of $0.10 on each share of common stock outstanding. The dividend will be payable on February 27, 2026 to stockholders of record on February 17, 2026. Any future cash dividends will be at the sole discretion of the Board of Directors, and will depend on our financial condition, results of operations, capital requirements and other factors considered relevant by the Board of Directors.

In 2016, the Board of Directors authorized an increase to our stock repurchase program first approved in 2015 from $15.0 million to $70.0 million. Any repurchases will be made in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Exchange Act. For all or a portion of the authorized repurchase amount, we may enter into one or more plans that are compliant with Rule 10b5-1 of the Exchange Act that are designed to facilitate these purchases. The stock repurchase program does not require that we acquire a specific number of shares, and may be suspended from time to time or discontinued. As of December 31, 2025, $21.9 million of the $70.0 million stock repurchase program remained available for future purchases, inclusive of related estimated income tax. No repurchases were made under the stock repurchase program in 2025 or 2024.

On February 17, 2026, we entered into a share repurchase agreement to repurchase 2,935,227 shares of common stock, representing approximately 25.5% of our outstanding shares, from the George K. Broady 2012 Irrevocable Trust and the Eleanor Jane Broady 2012 Irrevocable Trust at a price of $2.00 per share, for an aggregate purchase price of approximately $5.9 million. The repurchase, funded from the Company's existing cash on hand, was completed pursuant to our previously authorized $70.0 million share repurchase program. Following completion of the transaction, we have 8,577,848 shares of common stock outstanding and approximately $16.0 million remaining available under the share repurchase program, inclusive of estimated income tax effects.

We believe that our existing internal liquidity, supported by cash and cash equivalents, as well as cash flows from operations should be adequate to fund normal business operations and address our financial commitments for the foreseeable future.

We do not have any significant unused sources of liquid assets. If necessary, we may attempt to generate more funding from the capital markets, but currently do not believe that will be necessary.

Our priority is to focus our resources on investing in our most important markets, which we consider to be Greater China and countries where our existing members may have the connections to recruit prospects and sell our products, such as Southeast Asia, India, South America and Europe. We will continue to invest in our Mainland China entity for such purposes as establishing China-based manufacturing capabilities, increasing public awareness of our brand and our products, sourcing more Chinese-made products, building a chain of service stations, opening additional Healthy Lifestyle Centers or branch offices, adding local staffing and other requirements for a prospective China direct selling license application.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, which require our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are items within our financial statements that require estimation but are not deemed critical, as defined above.

For a detailed discussion of our significant accounting policies and related judgments, see Note 1 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" of this report.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable under smaller reporting company disclosure rules.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

NATURAL HEALTH TRENDS CORP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Natural Health Trends Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Natural Health Trends Corp. (the “Company”) as of December 31, 2025, the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 7 to the financial statements, the Company adopted ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures* (“ASU 2023-09”). We have also audited the adjustments to the 2024 financial statements to retrospectively adjust the disclosures for the adoption of ASU 2023-09 in 2025. In our opinion, such retrospective adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2024 financial statements of the Company other than with respect to these retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2024 financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ CBIZ CPAs P.C.
CBIZ CPAs P.C.

We have served as the Company’s auditor since 2017 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

Los Angeles, CA
February 20, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Natural Health Trends Corp.

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments to the disclosures for the adoption of ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures* ("ASU 2023-09") as discussed in Notes 2 and 7 to the consolidated financial statements, the accompanying consolidated balance sheet of Natural Health Trends Corp. (the "Company") as of December 31, 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") (the 2024 financial statements before the effects of the adjustments discussed in Notes 2 and 7 to the financial statements are not presented herein). In our opinion the financial statements, before the effects of the retrospective adjustments to the disclosures for the adoption of ASU 2023-09 as discussed in Notes 2 and 7 to the financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments to the disclosures for the adoption of ASU 2023-09 as discussed in Notes 2 and 7 to the financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by CBIZ CPAs P.C.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum LLP
Marcum LLP

We have served as the Company's auditor from 2017 through 2025.

Los Angeles, CA
February 21, 2025

NATURAL HEALTH TRENDS CORP.

CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)

		December 31,		
		2025		2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	6,813	$	13,533
Marketable securities		22,060		30,407
Inventories		2,047		3,272
Other current assets		3,274		3,771
Total current assets		34,194		50,983
Property and equipment, net		153		190
Operating lease right-of-use assets		1,869		2,498
Restricted cash		7		34
Deferred tax asset		289		382
Other assets		1,916		1,272
Total assets	$	38,428	$	55,359
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	555	$	895
Income taxes payable		5		4,908
Accrued commissions		1,958		2,021
Other accrued expenses		1,438		1,425
Deferred revenue		5,574		6,428
Amounts held in eWallets		2,838		3,286
Operating lease liabilities		869		1,127
Other current liabilities		451		709
Total current liabilities		13,688		20,799
Deferred tax liability		180		174
Operating lease liabilities		1,131		1,514
Total liabilities		14,999		22,487
Commitments and contingencies (Note 8)				
Stockholders' equity:				
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued and outstanding		—		—
Common stock, $0.001 par value; 50,000,000 shares authorized; 12,979,414 shares issued at December 31, 2025 and 2024		13		13
Additional paid-in capital		85,033		84,901
Accumulated deficit		(36,436)		(26,344)
Accumulated other comprehensive loss		(784)		(1,301)
Treasury stock, at cost; 1,466,339 shares at December 31, 2025 and 2024		(24,397)		(24,397)
Total stockholders' equity		23,429		32,872
Total liabilities and stockholders' equity	$	38,428	$	55,359

See accompanying notes to consolidated financial statements.

NATURAL HEALTH TRENDS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Per Share Data)

		Year Ended December 31,		
		2025		2024
Net sales	$	39,776	$	42,963
Cost of sales		10,523		11,178
Gross profit		29,253		31,785
Operating expenses:				
Commissions expense		16,302		17,571
Selling, general and administrative expenses		14,759		15,513
Total operating expenses		31,061		33,084
Loss from operations		(1,808)		(1,299)
Other income, net		1,241		1,919
Income (loss) before income taxes		(567)		620
Income tax provision		315		48
Net income (loss)	$	(882)	$	572
Net income (loss) per common share:				
Basic	$	(0.08)	$	0.05
Diluted	$	(0.08)	$	0.05
Weighted-average number of common shares outstanding:				
Basic		11,496		11,467
Diluted		11,496		11,490

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In Thousands)

| | Year Ended December 31, | |
	2025	2024
Net income (loss)	$ (882)	$ 572
Other comprehensive income (loss), net of tax:		
Foreign currency translation adjustments	501	(218)
Unrealized gains (losses) on available-for-sale securities	16	(14)
Comprehensive income (loss)	$ (365)	$ 340

See accompanying notes to consolidated financial statements.

NATURAL HEALTH TRENDS CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In Thousands, Except Share Data)

| | Preferred Stock | | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Accumulated Other Comprehensive Loss | Treasury Stock | | Total |
	Shares	Amount	Shares	Amount				Shares	Amount	
BALANCE, December 31, 2023	—	$ —	12,979,414	$ 13	$ 84,695	$ (17,703)	$ (1,069)	(1,462,641)	$ (24,336)	$ 41,600
Net income	—	—	—	—	—	572	—	—	—	572
Restricted stock forfeiture	—	—	—	—	61	—	—	(3,698)	(61)	—
Share-based compensation	—	—	—	—	145	—	—	—	—	145
Dividends declared, $0.80/share	—	—	—	—	—	(9,213)	—	—	—	(9,213)
Foreign currency translation adjustments	—	—	—	—	—	—	(218)	—	—	(218)
Unrealized losses on available-for-sale securities	—	—	—	—	—	—	(14)	—	—	(14)
BALANCE, December 31, 2024	—	—	12,979,414	13	84,901	(26,344)	(1,301)	(1,466,339)	(24,397)	32,872
Net loss	—	—	—	—	—	(882)	—	—	—	(882)
Share-based compensation	—	—	—	—	132	—	—	—	—	132
Dividends declared, $0.80/share	—	—	—	—	—	(9,210)	—	—	—	(9,210)
Foreign currency translation adjustments	—	—	—	—	—	—	501	—	—	501
Unrealized gains on available-for-sale securities	—	—	—	—	—	—	16	—	—	16
BALANCE, December 31, 2025	—	$ —	12,979,414	$ 13	$ 85,033	$ (36,436)	$ (784)	(1,466,339)	$ (24,397)	$ 23,429

See accompanying notes to consolidated financial statements.

NATURAL HEALTH TRENDS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

		Year Ended December 31,		
		2025		2024
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income (loss)	$	(882)	$	572
Adjustments to reconcile net income (loss) to net cash used in operating activities:				
Depreciation and amortization		109		131
Net accretion of marketable securities		(375)		(441)
Share-based compensation		132		145
Noncash lease expense		1,140		1,087
Deferred income taxes		102		17
Changes in assets and liabilities:				
Inventories		1,274		1,000
Other current assets		1,224		(113)
Other assets		(640)		(421)
Accounts payable		(341)		(94)
Income taxes payable		(4,902)		(3,862)
Accrued commissions		(111)		(19)
Other accrued expenses		(7)		271
Deferred revenue		(854)		245
Amounts held in eWallets		(445)		(672)
Operating lease liabilities		(1,142)		(1,151)
Other current liabilities		(279)		(62)
Net cash used in operating activities		(5,997)		(3,367)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchases of property and equipment		(68)		(57)
Purchases of marketable securities		(50,742)		(70,431)
Proceeds from maturities of marketable securities		58,958		40,413
Net cash provided by (used in) investing activities		8,148		(30,075)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Dividends paid		(9,210)		(9,213)
Net cash used in financing activities		(9,210)		(9,213)
Effect of exchange rates on cash, cash equivalents and restricted cash		312		5
Net decrease in cash, cash equivalents and restricted cash		(6,747)		(42,650)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period		13,567		56,217
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$	6,820	$	13,567
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:				
Right-of-use assets obtained in exchange for operating lease liabilities	$	487	$	124

See accompanying notes to consolidated financial statements.

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Natural Health Trends Corp., a Delaware corporation (whether or not including its subsidiaries, the "Company"), is an international direct-selling and e-commerce company. Subsidiaries controlled by the Company sell personal care, wellness, and "quality of life" products under the "NHT Global" brand.

The Company's wholly-owned subsidiaries have an active physical presence in the following markets: the Americas, which consists of the United States, Canada, Cayman Islands, Mexico, Peru and Colombia; Greater China, which consists of Hong Kong, Taiwan and China; Southeast Asia, which consists of Malaysia and Singapore; South Korea; Japan; India; and Europe. The Company also operates in Russia and Kazakhstan through an engagement with a local service provider.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period.

The most significant accounting estimates inherent in the preparation of the Company's financial statements include estimates associated with revenue recognition, as well as those used in the determination of liabilities related to sales returns, commissions and income taxes. Various assumptions and other factors prompt the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account historical experience and current and expected economic conditions. The actual results may differ materially and adversely from the Company's estimates. To the extent that there are material differences between the estimates and actual results, future results of operations will be affected.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased and with insignificant interest rate risk to be cash equivalents. The Company includes credit card receivables due from certain of its credit card processors in its cash and cash equivalents as the cash proceeds are received within two to five days.

The Company maintains substantially all of its cash balances at several institutions located in the United States, Hong Kong and China which at times may exceed insured limits. As of December 31, 2025, there was $603,000 in bank accounts located in the Hong Kong in excess of insured limits. As of December 31, 2025, cash and cash equivalents included $2.9 million held in bank accounts located in China subject to foreign currency controls. The Company has not experienced any losses on such accounts. See Note 5 for additional information regarding the Company's investments in cash equivalents held in brokerage accounts.

Restricted Cash

The Company periodically maintains a cash reserve with certain credit card processing companies to provide for potential uncollectible amounts and chargebacks. Those cash reserves held by credit card processing companies located in South Korea are reflected in noncurrent assets since they require the Company to provide 100% collateral before processing transactions, which must be maintained indefinitely.

Inventories

Inventories are stated at the lower of cost or net realizable value, using the first-in, first-out method. The Company reviews its inventory for obsolescence and any inventory identified as obsolete is reserved or written off. The Company's determination of obsolescence is based on assumptions about the demand for its products, product expiration dates, estimated future sales, and management's future plans.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years for office equipment, office software and capitalized internal-use software development costs and five to seven years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation and amortization expenses are included in the statement of operations as selling, general and administrative expenses. Such expense totaled $109,000 and $131,000 during 2025 and 2024, respectively.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair value.

Income Taxes

The Company recognizes income taxes under the liability method of accounting for income taxes. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is a result of changes in deferred tax assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be ultimately realized based on the more likely than not recognition criteria. The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. Deferred taxes are not provided for state income tax purposes on the portion of undistributed earnings of subsidiaries outside of the United States when these earnings are considered permanently reinvested.

Amounts Held in eWallets

The Company requires commission payments of certain members in Hong Kong and other markets to be first recorded into an electronic wallet (eWallet) account in lieu of being paid out directly to members. The eWallet functionality allows members to place new product orders utilizing eWallet available balance and/or request commission payout via multiple payment methods. Amounts held in eWallets are reflected on the balance sheet as a current liability.

Foreign Currency

The functional currency of the Company's international subsidiaries is generally their local currency. Local currency assets and liabilities are translated at the rates of exchange on the balance sheet date, and local currency revenues and expenses are translated at average rates of exchange during the period. Equity accounts are translated at historical rates. The resulting translation adjustments are recorded directly into stockholders' equity.

Aggregate transaction gains or losses, including gains or losses related to foreign-denominated cash and cash equivalents and the re-measurement of certain intercompany balances, are included in the statement of operations as other income and expense. Loss on foreign exchange totaling $90,000 and $230,000 was recognized during 2025 and 2024, respectively.

Commissions Expense

Independent members earn commissions based on total personal and group bonus volume points per weekly sales period. Each of the Company's products are designated a specified number of bonus volume points, which is essentially a percentage of the product's wholesale price. The Company accrues commissions when earned and as the related revenue is recognized and pays commissions on product sales generally two weeks following the end of the weekly sales period.

In some markets, the Company also pays certain bonuses on purchases by up to three generations of personally sponsored members, as well as bonuses on commissions earned by up to seven generations of personally sponsored members. Independent members may also earn incentives based on meeting certain qualifications during a designated incentive period, which may range from several weeks to up to a year. The Company estimates and accrues all costs associated with the incentives as the members meet the qualification requirements.

From time to time the Company makes modifications and enhancements to the Company's compensation plan to help motivate members, which can have an impact on member commissions. The Company also enters into performance-based agreements for business or market development, which may result in additional compensation to specific members.

Net Income (Loss) Per Common Share

Diluted net income per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. The dilutive effect of non-vested restricted stock is reflected by application of the treasury stock method. Under the treasury stock method, the amount of compensation cost for future service that the Company has not yet recognized, if any, is assumed to be used to repurchase shares.

Certain Risks and Concentrations

In contrast to the Company's business in other parts of the world, the Company's China subsidiary has not implemented a direct sales model in China. The Chinese government permits direct selling only by organizations that have a license and has also adopted anti-pyramid selling and multi-level marketing legislation. The Company previously submitted a preliminary application for a direct selling license in China, but withdrew the application in 2019 upon the recommendation of a Chinese governmental authority. The Company operates an e-commerce direct selling platform in Hong Kong and recognizes the revenue derived from sales to both Hong Kong and Chinese members as being generated in Hong Kong. Products purchased by members in China are delivered to third parties that act as the importers of record under agreements to pay applicable duties. In addition, through a Chinese entity, the Company sells products in China using an e-commerce retail platform. The Chinese entity operates separately from the Hong Kong entity, and a Chinese member may elect to participate separately or in both.

The Company continually evaluates its business in China and Hong Kong for compliance with applicable laws and regulations, including seeking the input of outside professionals and certain Chinese authorities. This process can and has resulted in the identification of certain matters of potential noncompliance. The Company works on a continuing basis to satisfactorily address such matters, however there can be no assurance that adequate steps are taken or that applicable laws and regulations are properly interpreted. Should the government authorities determine that the Company's activities violate applicable laws and regulations, including China's direct selling, pyramid selling or multi-level marketing laws and regulations, or should new laws or regulations be adopted, there could be a material adverse effect on the Company's business, financial condition and results of operations.

Although the Company attempts to work closely with both national and local Chinese governmental agencies in conducting its business, the Company's efforts to comply with national and local laws may be harmed by a rapidly evolving regulatory climate, concerns about activities resembling violations of direct selling, pyramid selling or multi-level marketing legislation, subjective interpretations of laws and regulations, and activities by individual members that may violate laws notwithstanding the Company's policies prohibiting such activities. Any determination that the Company's operations or activities, or the activities of its individual members or employee sales representatives, or importers of record are not in compliance with applicable laws and regulations could result in the imposition of substantial fines, extended interruptions of business, restrictions on the Company's future ability to obtain business licenses or expand into new locations, changes to its business model, the termination of required licenses to conduct business, or other actions, any of which could materially harm the Company's business, financial condition and results of operations.

No single market other than Hong Kong had net sales greater than 10% of total sales. Sales are made to the Company's members and no single customer accounted for 10% or more of its net sales. However, the Company's business model can result in a concentration of sales to several different members and their network of members. Although no single member accounted for 10% or more of net sales, the loss of a key member or that member's network could have an adverse effect on the Company's net sales and financial results.

The Company's *Premium Noni Juice* and *Triotein™* products each account for at least 10% of the Company's total revenue as well as the Company's line of probiotic products comprised of *Enhanced Essential Probiotics* and *Enhanced Biotic Trio*. The Company currently sources each of these products from a single supplier. If demand decreases significantly, government regulation restricts their sale, the Company is unable to adequately source or deliver the products, or the Company ceases offering the products for any reason without suitable replacements, the Company's business, financial condition and results of operations could be materially and adversely affected.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and accounts payable, approximate fair value because of their short maturities. The carrying amount of the noncurrent restricted cash approximates fair value since, absent the restrictions, the underlying assets would be included in cash and cash equivalents.

Accounting standards permit companies, at their option, to choose to measure many financial instruments and certain other items at fair value. The Company has elected to not fair value existing eligible items.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which enhances the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024. The Company has adopted this guidance on a retrospective basis, which did not have an impact on its financial position, results of operations, or cash flows, although it did result in expanded disclosures which are included in Note 7 of the Company's consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures*. ASU 2024-03 is intended to improve disclosures about a public business entity's expenses and provide more detailed information to investors about the types of expenses in commonly presented expense captions. The amendments in this ASU will be applied retrospectively and are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of implementing this guidance.

Other recently issued accounting pronouncements did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

2. REVENUE

Revenue Recognition

All revenue is recognized when the performance obligations under a contract, including any product vouchers sold on a stand-alone basis in Hong Kong, are satisfied. Product sales are recognized when the products are shipped and title passes to independent members. Product sales to members are made pursuant to a member agreement that provides for transfer of both title and risk of loss upon the Company's delivery to the carrier that completes delivery to the members, which is commonly referred to as "F.O.B. Shipping Point." The Company's sales arrangements do not contain right of inspection or customer acceptance provisions other than general rights of return. These contracts are generally short-term in nature.

Actual product returns are recorded as a reduction to net sales. The Company estimates and accrues a reserve for product returns based on its return policies and historical experience. The reserve is based upon the return policy of each country, which varies from 14 days to one year, and their historical return rates, which range from 1% to 11% of sales. Sales returns were 1% of sales for each of 2025 and 2024. No material changes in estimates have been recognized during the periods presented. See Note 4 for additional information.

The Company has elected to account for shipping and handling activities performed after title has passed to members as a fulfillment cost, and accrues for the costs of shipping and handling if revenue is recognized before the contractually obligated shipping and handling activities occurs. Shipping charges billed to members are included in net sales. Costs associated with shipments are included in cost of sales. Event and training revenue is deferred and recognized as the event or training occurs. Costs of events and member training are included within selling, general and administrative expenses.

Various taxes on the sale of products to members are collected by the Company as an agent and remitted to the respective taxing authority. These taxes are presented on a net basis and recorded as a liability until remitted to the respective taxing authority.

Deferred Revenue

The Company primarily receives payment by credit card at the time members place orders. Amounts received for unshipped product orders and unredeemed product vouchers are considered a contract liability and are recorded as deferred revenue. As of December 31, 2025 and 2024, the Company had $4.1 million and $4.9 million, respectively, of contract liabilities where performance obligations have not yet been satisfied. The decrease in contract liabilities from December 31, 2024 to December 31, 2025 is primarily due to $4.1 million of cash received for unshipped product orders and unredeemed product vouchers during the year ended December 31, 2025 offset by $5.0 million of revenue recognized during the year ended December 31, 2025 that was included in contract liabilities at December 31, 2024. As of December 31, 2023, the Company had contract liabilities totaling $4.4 million which was recognized as revenue during 2024. The Company expects to satisfy its remaining performance obligations and recognize the revenue within the next twelve months.

Disaggregation of Revenue

The Company sells products to a member network that operates in a seamless manner from market to market, except for the Chinese market where it sells to some consumers through an e-commerce retail platform and the Russia and Kazakhstan market where the Company operates through the engagement of a third-party service provider. See Note 13 for additional information.

Arrangements with Multiple Performance Obligations

The Company's contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates revenues to each performance obligation based on its relative standalone selling price. The Company generally determines standalone selling prices based on the prices charged for individual products to similar customers.

Practical Expedients

The Company generally expenses sales commissions when incurred because the amortization period would be one year or less. These costs are recorded in commissions expense.

The Company does not provide certain disclosures about unsatisfied performance obligations for contracts with an original expected length of one year or less.

3. NET INCOME (LOSS) PER COMMON SHARE

The following table illustrates the computation of basic and diluted net income (loss) per common share for the periods indicated (in thousands, except per share data):

	Year Ended December 31,					
	2025			2024		
	Loss	Shares	Per Share	Income	Shares	Per Share
Basic net income (loss) per common share:						
Net income (loss) available to common stockholders	$ (882)	11,496	$ (0.08)	$ 572	11,467	$ 0.05
Effect of dilutive securities:						
Non-vested restricted stock	—	—		—	23	
Diluted net income (loss) per common share:						
Net income (loss) available to common stockholders plus assumed dilution	$ (882)	11,496	$ (0.08)	$ 572	11,490	$ 0.05

In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. As such, non-vested restricted stock totaling 8,063 shares were not included for 2025.

4. BALANCE SHEET COMPONENTS

The components of certain balance sheet amounts are as follows (in thousands):

	December 31,			
	2025		2024	
Cash, cash equivalents and restricted cash:				
Cash	$	5,896	$	7,925
Cash equivalents		917		5,608
		6,813		13,533
Restricted cash		7		34
	$	6,820	$	13,567
Inventories:				
Finished goods	$	1,809	$	2,770
Raw materials		238		502
	$	2,047	$	3,272
Property and equipment:				
Office equipment	$	495	$	477
Office software		1,078		1,029
Furniture and fixtures		171		241
Leasehold improvements		554		753
Property and equipment, at cost		2,298		2,500
Accumulated depreciation and amortization		(2,145)		(2,310)
	$	153	$	190
Other accrued expenses:				
Sales returns	$	100	$	85
Employee-related expense		613		656
Warehousing, inventory-related and other		725		684
	$	1,438	$	1,425
Deferred revenue:				
Unshipped product and unredeemed product vouchers	$	4,063	$	4,940
Auto ship advances		1,511		1,488
	$	5,574	$	6,428

5. FAIR VALUE MEASUREMENTS

As of December 31, 2025, cash and cash equivalents and marketable securities include the Company's investments in money market funds, municipal debt securities and corporate debt securities. Debt securities classified as cash equivalents are required to be accounted for in accordance with FASB Accounting Standards Codification 320, *Investments - Debt and Equity Securities*. As such, the Company determined its investments in debt securities held at December 31, 2025 should be classified as available-for-sale and carried at fair value with unrealized gains and losses reported in stockholders' equity. The cost of debt securities is adjusted for amortization of premiums and discounts to maturity. This amortization is included in other income and expense. Realized gains and losses, as well as interest income, are also included in other income and expense. The fair values of securities are based on quoted market prices to the extent available or alternative pricing sources and models utilizing market observable inputs.

Investments by category included in cash equivalents and marketable securities at the end of each period were as follows (in thousands):

	Fair Value Level[1]	December 31, 2025			December 31, 2024		
		Adjusted Cost	Gross Unrealized Losses	Fair Value	Adjusted Cost	Gross Unrealized Losses	Fair Value
Money market funds	Level 1	$ 581	$ —	$ 581	$ 2,092	$ —	$ 2,092
Municipal debt securities	Level 2	4,893	(1)	4,892	3,458	—	3,458
Corporate debt securities	Level 2	17,513	(9)	17,504	30,491	(26)	30,465
Total investments		$ 22,987	$ (10)	$ 22,977	$ 36,041	$ (26)	$ 36,015

1 *FASB Topic 820, Fair Value Measurements, establishes a fair value hierarchy that requires the use of observable market data, when available, and prioritizes the inputs to valuation techniques used to measure fair value in the following categories:*
    Level 1: Quoted market prices in active markets for identical assets or liabilities.
    Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
    Level 3: Unobservable inputs that are not corroborated by market data.

6. LEASES

The Company leases 4,900 square feet of corporate office space in Rolling Hills Estates, California with a term expiring in September 2030, and 7,300 square feet of corporate office space in Hong Kong with a term expiring in June 2026. In January 2026, the Company executed an agreement to sublease a portion of its corporate office space in Rolling Hills Estates, California for the duration of the lease term, effective February 1, 2026. To help further develop the market for its products in North America, the Company leases 1,600 square feet of retail space in Richmond, British Columbia, and 2,000 square feet of retail space in Metuchen, New Jersey. The Richmond and Metuchen locations have terms expiring in February 2027 and December 2028, respectively.

The Company leases seven branch offices throughout China, and additional office space in Peru, Japan, Taiwan, South Korea, Malaysia, India, Colombia and the Cayman Islands. The Company contracts with third parties for fulfillment and distribution operations in all of its international markets. None of the Company's third-party logistics contracts contain a lease, as the Company does not have the right to access the warehouses or move its inventories at will.

In August 2025, the Company entered into a binding offer to lease 5,300 square feet of office space in Hong Kong to replace its existing corporate office space in Hong Kong. The lease is expected to commence on March 1, 2026 with a term expiring February 28, 2031. Monthly base rent is HKD 141,500 ($18,000) for years one through three and HKD 149,500 ($19,000) for years four and five, with base-rent-free periods from March 1, 2026 through April 30, 2026 and from August 1, 2029 through September 30, 2029. In addition, the Company will pay a monthly management fee of HKD 43,979 (6,000). The lease provides the Company with an early termination right upon not less than three months' prior written notice, exercisable at any time from March 1, 2029 through February 28, 2031. The related right-of-use asset and lease liability will be recognized on the Company's consolidated balance sheet at the lease commencement date in accordance with FASB ASC Topic 842, *Leases*.

The components of lease cost were as follows (in thousands):

| | Year Ended December 31, | | | |
	2025		2024	
Operating leases	$	1,248	$	1,279
Short-term leases		145		143
Total lease cost	$	1,393	$	1,422

Cash paid for amounts included in the measurement of operating leases liabilities was $1.3 million for each of 2025 and 2024.

The weighted-average remaining lease term and discount rate related to operating leases as of December 31, 2025 were as follows:

Weighted-average remaining lease term (in years)	3.2
Weighted-average discount rate	4.0%

As most of the Company's leases do not provide an implicit rate, the Company used its incremental borrowing rate, or the rate of each of its subsidiaries if available, based on the information available at the lease commencement date to determine the present value of lease payments.

The annual scheduled lease payments of the Company's operating lease liabilities as of December 31, 2025 were as follows (in thousands):

2026	$	900
2027		474
2028		344
2029		216
2030		162
Total lease payments		2,096
Less: imputed interest		(96)
Present value of lease liabilities	$	2,000

For all asset classes, the Company elected not to recognize assets or liabilities at the acquisition date for leases that, at the acquisition date, have a remaining lease term of 12 months or less. Additionally, for all asset classes, the Company has chosen not to separate nonlease components from lease components and instead accounts for the combined lease and nonlease components associated with that lease component as a single lease component.

7. INCOME TAXES

The components of income (loss) before income taxes consist of the following (in thousands):

| | Year Ended December 31, | | | |
	2025		2024	
U.S.	$	(727)	$	(993)
Foreign		160		1,613
Income (loss) before income taxes	$	(567)	$	620

The components of the income tax provision consist of the following (in thousands):

| | Year Ended December 31, | | | |
	2025		2024	
Current taxes:				
U.S. federal	$	39	$	(24)
U.S. state and local		13		11
Foreign		165		34
Total current tax expense	$	217	$	21
Deferred taxes:				
U.S. federal	$	(100)	$	(83)
U.S. state and local		(1)		1
Foreign		199		109
Total deferred tax expense	$	98	$	27
Total income tax expense:				
U.S. federal	$	(61)	$	(107)
U.S. state and local		12		12
Foreign		364		143
Income tax provision	$	315	$	48

A reconciliation of the reported income tax provision to the provision that would result from applying the domestic federal statutory tax rate to pretax income (loss) is as follows (in thousands):

	Year Ended December 31, 2025		Year Ended December 31, 2024	
	Amount	Percent	Amount	Percent
Income tax at U.S. federal statutory tax rate	$ (119)	21.0%	$ 130	21.0%
Domestic federal:				
Nontaxable and nondeductible items				
Section 162(m) limitation	—	—%	58	9.4%
Stock-based compensation	24	(4.2)%	26	4.2%
Other	3	(0.5)%	3	0.5%
Cross-border tax laws				
Subpart F inclusion	78	(13.8)%	43	6.9%
U.S. foreign income inclusions	—	—%	(18)	(2.9)%
Domestic state and local income taxes, net of federal effect	9	(1.6)%	10	1.6%
Foreign tax effects:				
Cayman Islands	(143)	25.2%	(348)	(56.1)%
Hong Kong				
Nontaxable and nondeductible items	4	(0.7)%	(18)	(2.9)%
Rate differential	(43)	7.6%	(34)	(5.5)%
China				
Rate differential	70	(12.3)%	(5)	(0.8)%
Change in tax rate	89	(15.7)%	—	—%
Net operating loss expiration	86	(15.2)%	—	—%
Change in valuation allowance	45	(7.9)%	5	0.8%
Peru				
Nontaxable and nondeductible items	28	(4.9)%	73	11.8%
Rate differential	(1)	0.2%	(9)	(1.5)%
Canada				
Nontaxable and nondeductible items	93	(16.4)%	113	18.2%
Rate differential	(26)	4.6%	(37)	(6.0)%
Change in valuation allowance	(13)	2.3%	—	—%
Japan	—	—%	12	1.9%
Italy	(18)	3.2%	(9)	(1.5)%
India				
Rate differential	(13)	2.3%	(10)	(1.6)%
Change in valuation allowance	42	(7.4)%	32	5.2%
Colombia				
Rate differential	(38)	6.7%	(8)	(1.3)%
Change in valuation allowance	95	(16.8)%	30	4.8%
Bolivia	(22)	3.9%	8	1.3%
Russia	100	(17.6)%	—	—%
Other foreign jurisdictions	(15)	2.6%	1	0.2%
Income tax provision	$ 315	(55.6)%	$ 48	7.7%

Income before income taxes and the statutory tax rate for each country that materially contributed to the foreign rate differential presented above is as follows (in thousands):

	Statutory Tax Rate	Year Ended December 31,	
		2025	2024
Cayman Islands	—%	$ 759	$ 1,535
Hong Kong	16.5%	444	745
China	5.0%	(439)	(124)

Deferred income taxes consist of the following (in thousands):

| | December 31, | | | |
	2025		2024	
Deferred tax assets:				
Net operating losses	$	843	$	700
Operating lease liabilities		264		325
Other		73		82
Total deferred tax assets		1,180		1,107
Valuation allowance		(624)		(391)
Net deferred tax assets		556		716
Deferred tax liabilities:				
Operating lease assets		(236)		(297)
Foreign deferreds		(180)		(173)
Prepaids		(31)		(35)
Other		—		(3)
Total deferred tax liabilities		(447)		(508)
Net deferred tax assets	$	109	$	208

The effective income tax rate for the year ended December 31, 2025 is driven by foreign rate differentials and the increase in valuation allowance on the Company's foreign net operating losses. It also includes estimates for foreign income inclusions such as global intangible low-taxed income ("GILTI") and Subpart F income, as well as prior year foreign return to provision true-ups. The effect of permanent differences in 2025 and 2024 is mainly due to compensation-related limitations under Internal Revenue Code Section 162(m) and stock-based compensation expense. As of December 31, 2025, the Company does not have a valuation allowance against its U.S. deferred tax assets. The Company analyzed all sources of available income and determined that it is more likely than not to realize the tax benefits of their deferred assets. As of December 31, 2025, the Company has a valuation allowance against deferred tax assets in the form of net operating loss carryforwards in certain foreign jurisdictions. The valuation allowance will be reduced at such time as management believes it is more likely than not that the deferred tax assets will be realized. Any reductions in the valuation allowance will reduce future income tax provision.

As of December 31, 2025, the Company has $884,000 of U.S. federal net operating loss carryforwards. The Company has post-apportioned U.S. state net operating loss carryforwards of $467,000 that begin expiring in 2038. At December 31, 2025, the Company has foreign net operating loss carryforwards of approximately $3.2 million in various jurisdictions with various expirations.

In April 2025, the Company paid the final installment of $5.1 million for the repatriation tax on the deemed repatriation of deferred foreign income required by the U.S. Tax Cuts and Jobs Act (the "Tax Act"), enacted in 2017 by the U.S. government.

As a result of capital return activities, the Company determined that a portion of its current undistributed foreign earnings is no longer deemed reinvested indefinitely by its non-U.S. subsidiaries. For state income tax purposes, the Company will continue to periodically reassess the needs of its foreign subsidiaries and update its indefinite reinvestment assertion, as necessary. To the extent that additional foreign earnings are not deemed permanently reinvested, the Company expects to recognize additional income tax provision at the applicable state corporate income tax rate(s). As of December 31, 2025, the Company has not recorded a state deferred tax liability for earnings that the Company plans to repatriate out of accumulated earnings in future periods because all earnings as of December 31, 2025 have already been repatriated. Due to the Tax Act, repatriation from foreign subsidiaries will be offset with a dividends received deduction, resulting in little to no impact on federal tax expense. All undistributed earnings in excess of 50% of current earnings on an annual basis are intended to be reinvested indefinitely as of December 31, 2025.

The Company and its subsidiaries file tax returns in the United States, California, New Jersey, Texas and various foreign jurisdictions. The Company is no longer subject to state income tax examinations for years prior to 2020. The Company is not aware of any jurisdictions that are currently examining any income tax returns of the Company.

Cash paid during the year for incomes taxes, net of refunds, were as follows (in thousands):

| | Year Ended December 31, | | | |
	2025		2024	
U.S. federal	$	4,954	$	3,799
U.S. state and local		12		8
Foreign		(45)		151
Cash paid for income taxes, net	$	4,921	$	3,958

8. COMMITMENTS AND CONTINGENCIES

The Company has employment agreements with certain members of its management team that can be terminated by either the employee or the Company upon four weeks' notice. The employment agreements entered into with the management team contain provisions that guarantee the payments of specified amounts in the event of a change in control, as defined, or if the employee is terminated without cause, as defined, or terminates employment for good reason, as defined.

9. STOCK-BASED INCENTIVE PLANS

Restricted Stock

In 2016, the Company's stockholders approved the Natural Health Trends Corp. 2016 Equity Incentive Plan (the "2016 Plan") to replace its 2007 Equity Incentive Plan. The 2016 Plan allows for the grant of various equity awards including incentive stock options, non-statutory options, stock, stock units, stock appreciation rights and other similar equity-based awards to the Company's employees, officers, non-employee directors, contractors, consultants and advisors of the Company. Up to 2,500,000 shares of the Company's common stock (subject to adjustment under certain circumstances) may be issued pursuant to awards granted. At December 31, 2025, 1,129,047 shares remained available for issuance under the 2016 Plan.

On February 6, 2023, the Company granted 97,900 shares of restricted common stock to certain of its employees. The shares vested in equal parts on a quarterly basis over the next three years and were subject to forfeiture in the event of an employee's termination of service to the Company under specified circumstances. No shares of restricted common stock remained outstanding as of December 31, 2025.

The following table summarizes the Company's restricted stock activity under the 2016 Plan:

	Shares		Wtd. Avg. Price at Date of Issuance
Nonvested at December 31, 2023	62,320	$	4.84
Vested	(29,946)	$	4.84
Forfeited	(3,698)	$	4.84
Nonvested at December 31, 2024	28,676	$	4.84
Vested	(28,676)	$	4.84
Nonvested at December 31, 2025	—	$	—

Share-based compensation expense of $132,000 and $145,000 was recognized during 2025 and 2024, respectively.

Phantom Equity

In 2021, the Company's Board of Directors approved and adopted a Phantom Equity Plan (the "Phantom Plan"). Under the terms of the Phantom Plan, the Board of Directors' Compensation Committee may grant to the Company's employees, officers, directors, contractors, consultants, or advisors awards of phantom shares entitling grantees the right to receive a cash payment equal to the fair market value of an equal number of shares of the Company's common stock upon the close of a vesting period, subject to any maximum payment value that the Compensation Committee may set. The vesting of phantom shares is subject to such vesting conditions as the Compensation Committee may specify in a grantee's award agreement. Grantees of phantom shares do not by virtue of their receipt of phantom shares have any ownership rights in shares of the Company's common stock. The Phantom Plan shall continue for a period of ten years, after which no further phantom shares may be awarded (although any phantom shares awarded prior to the expiration of such 10-year period shall be unaffected by the termination of the Phantom Plan).

On February 7, 2023, the Company granted 212,937 phantom shares to certain of the Company's employees and its non-employee directors. The phantom shares vested in eight equal three-month vesting increments, subject to the satisfaction of both a time-based vesting condition and a performance vesting condition. Both of these vesting conditions were deemed satisfied on the grant date for the initial vesting increment. In order for the time-based vesting condition to be satisfied for each vesting period, the grantee must have remained continuously employed by, or be otherwise continuously providing services to, the Company through the end of the vesting period, and in order for the performance vesting condition to be satisfied for each performance period, the performance criteria designated by the Compensation Committee must have been satisfied. The initial performance vesting condition was designated by the Compensation Committee and applied to all future performance periods. If either vesting condition was not satisfied for a vesting date, then the phantom shares scheduled to vest on such date were forfeited. These phantom shares were subject to a maximum payment value of $12.00 per phantom share. Of the phantom shares awarded in 2023, 186,320 phantom shares vested and 26,617 were forfeited.

On April 1, 2025, awards for 223,307 phantom shares were granted to the Company's employees and its non-employee directors. Each award has a vesting period of two years, with 12.5% of the award eligible to vest in each of the eight calendar quarters during the vesting period, beginning with the second quarter of 2025, subject to satisfaction of the conditions outlined below. For awards to vest as to a particular quarter, the employee or director must be continuously employed by (or in the case of directors, providing services to) the Company for the entire quarter. The awards are subject to a maximum payment value of $12.00 per phantom share, and the grantees are not entitled to any dividend or dividend equivalent payments with respect to the awards. As a condition to the grant of the awards to each employee grantee, the grantee agreed not to sell or otherwise transfer any shares of the Company's common stock held by him or her until all phantom shares subject to the award are vested or forfeited.

One-half of the award eligible to vest in each calendar quarter (the "Financial Results-Based Award", representing 6.25% of the aggregate award amount) will vest if the service condition is met for the quarter and if the Company attains positive operating profit for the quarter of at least $150,000. If these conditions are not met, the Financial Results-Based Award for the quarter will be forfeited. The other half of the award eligible to vest in each calendar quarter (the "Stock Appreciation-Based Award", or 6.25% of the aggregate award amount) will vest if the service condition is met for the quarter and if two additional conditions are satisfied: (a) a stock appreciation condition, which will be satisfied if the average closing price of the Company's common stock over the last month of the applicable quarter exceeds the average closing price of the Company's common stock over the last month of the previous calendar year; and (b) an additional financial performance condition, which will be satisfied if the Company attains positive operating profit for the quarter of at least $300,000. If the stock appreciation condition is not met for the applicable quarter, the Stock Appreciation-Based Award for the quarter will be forfeited. If the stock appreciation condition is met for this portion of the award but the additional financial performance condition is not met for the quarter, the Stock Appreciation-Based Award for the quarter will not be forfeited but will be carried forward to a future quarter during the two-year vesting period of the award. Any portion of an award carried forward may vest at the end of a subsequent quarter during the two-year vesting period if the Company's operating profit for that quarter exceeds by $150,000 the sum of (a) the amount necessary to satisfy the Financial Results-Based Award for the quarter (i.e. $150,000), (b) the additional amount, if any, used to satisfy the additional financial performance condition for a Stock Appreciation-Based Award that vests for the quarter (i.e., $150,000 if the current quarter's Stock Appreciation-Based Award vests, or $0 if it does not vest) and (c) the additional amount, if any used to satisfy the vesting conditions of any other carried-forward awards to which this test is previously applied. Of the phantom shares awarded in 2025, 83,739 phantom shares were forfeited and 139,568 shares remain unvested as of December 31, 2025.

The phantom share awards are accounted for as liabilities in accordance with FASB ASC Topic 718, *Compensation – Stock Compensation* since they require cash settlement. Compensation expense is recognized over the requisite service period if it is probable that the performance vesting condition will be achieved. The fair value of the liability incurred is remeasured at the end of each reporting period with any changes in fair value recognized as compensation expense over the requisite service period. As a result of the vesting of phantom shares, the Company recognized compensation expense related to the cash settlement of such shares of $475,000 during 2024. No compensation expense was recognized related to the cash settlement of such shares during 2025.

10. STOCKHOLDERS' EQUITY

Authorized Shares

The Company is authorized to issue two classes of capital stock consisting of up to 5,000,000 shares of preferred stock, $0.001 par value, and 50,000,000 shares of common stock, $0.001 par value.

Dividends

The Company declared and paid cash dividends of $0.20 per common share during each quarter of 2025 and 2024, totaling an aggregate of $9.2 million for each of 2025 and 2024. Declaration and payment of any future dividends on shares of common stock will be at the sole discretion of the Company's Board of Directors.

Stock Repurchases

In 2016, the Board of Directors authorized an increase to the Company's stock repurchase program first approved in 2015 from $15.0 million to $70.0 million. Any repurchases will be made in accordance with all applicable securities laws and regulations, including Rule 10b-18 of the Exchange Act. For all or a portion of the authorized repurchase amount, the Company may enter into one or more plans that are compliant with Rule 10b5-1 of the Exchange Act that are designed to facilitate these purchases. The stock repurchase program does not require the Company to acquire a specific number of shares, and may be suspended from time to time or discontinued. As of December 31, 2025, $21.9 million of the $70.0 million stock repurchase program remained available for future purchases, inclusive of related estimated income tax.

Accumulated Other Comprehensive Loss

The changes in accumulated other comprehensive loss by component for 2025 were as follows (in thousands):

	Foreign Currency Translation Adjustments		Unrealized Gains (Losses) on Available-For-Sale Investments		Total	
Balance, December 31, 2024	$	(1,275)	$	(26)	$	(1,301)
Other comprehensive income		501		16		517
Balance, December 31, 2025	$	(774)	$	(10)	$	(784)

11. RELATED PARTY TRANSACTIONS

The Company is a party to a Royalty Agreement and License with Broady Health Sciences, L.L.C., a Texas limited liability company, ("BHS") regarding the manufacture and sale of a product called ReStor™. George K. Broady, a former director of the Company and beneficial owner of more than 5% of its outstanding common stock, is an indirect owner of BHS. Lucy Nduati, a director of the Company, has since 2013 served a number of companies controlled by George K. Broady and other Broady family members in a variety of roles focused on administration, accounting, finance, tax strategy and office management. Under this agreement (as amended), the Company agreed to pay BHS a royalty based on a price per unit in return for the right to manufacture (or have manufactured), market, import, export and sell this product worldwide by or through multi-level marketing or network marketing. The Company recognized royalties of $37,000 and $36,000 during 2025 and 2024, respectively, under this agreement. The Company is not required to purchase any product under the agreement, and the agreement may be terminated under certain circumstances with no notice. The agreement was set to terminate on March 31, 2025; however, as neither party provided the required 90-day advance notice, it has automatically renewed for an additional one-year term in accordance with its provisions.

12. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) defined contribution plan which permits participating employees in the United States to defer up to a maximum of 90% of their compensation, subject to limitations established by the Internal Revenue Service. Employees age 21 and older are eligible to contribute to the plan starting the first day of the month following the date of employment. Participating employees are eligible to receive discretionary matching contributions and profit sharing, subject to certain conditions, from the Company. In 2025 and 2024, the Company matched employee deferral contributions up to 4.5% of salary, which vested 100% immediately. No profit sharing has been paid under the plan. The Company recorded compensation expense of $76,000 and $78,000 for 2025 and 2024, respectively, related to its matching contributions to the plan. Certain of the Company's employees located outside the United States participate in employee benefit plans that are statutory in nature.

13. SEGMENT INFORMATION

The Company sells products to a member network that operates in a seamless manner from market to market, except for the China market where it sells to some consumers through an e-commerce retail platform, and the Russia and Kazakhstan market where the Company's engagement of a third-party service provider results in a different economic structure than its other markets. The Company believes that all of its other operating segments have similar economic characteristics and are similar in the nature of the products sold, the product acquisition process, the types of customers products are sold to, the methods used to distribute the products, and the nature of the regulatory environment. Therefore, the Company aggregates its other operating segments (including its Hong Kong operating segment) into a single reporting segment (the "Primary Reporting Unit").

The Company's CODM is its President, who reviews financial information presented on a geographic basis. The CODM primarily uses net sales, gross profit and operating profit in assessing segment performance and determining the allocation of resources. The CODM also uses gross profit for evaluating pricing strategy. The CODM is the primary individual in control of resource allocation, and the allocation determinations are generally made in consultation with senior management, which the CODM is a member. Segment operating income is adjusted for certain direct costs and commission allocations. The CODM also regularly reviews inventory information by operating segment in assessing segment performance and determining the allocation of resources.

The Company's financial information by segment is as follows (in thousands):

	Year Ended December 31, 2025				Year Ended December 31, 2024			
	Primary Reporting Unit	China	Russia and Kazakhstan	Total	Primary Reporting Unit	China	Russia and Kazakhstan	Total
Net sales	$ 38,386	$ 946	$ 444	$ 39,776	$ 40,893	$ 1,580	$ 490	$ 42,963
Cost of sales	10,117	195	211	10,523	10,658	292	228	11,178
Gross profit	28,269	751	233	29,253	30,235	1,288	262	31,785
Less:								
Commissions expense[1]	16,111	—	191	16,302	17,305	—	266	17,571
Employee-related costs	3,506	973	55	4,534	3,629	950	48	4,627
Facility costs	1,180	144	12	1,336	1,191	155	14	1,360
Other segment items[2]	1,294	261	53	1,608	1,494	325	57	1,876
Segment income (loss) from operations	$ 6,178	$ (627)	$ (78)	5,473	$ 6,616	$ (142)	$ (123)	6,351
Reconciliation of income before income taxes:								
Unallocated corporate expenses				(7,281)				(7,650)
Other income, net				1,241				1,919
Income (loss) before income taxes				$ (567)				$ 620

1 Our China subsidiary maintains an e-commerce retail platform and does not pay commissions.
2 Other segment items include credit card fees and assessments, marketing-related costs, professional fees and other business expenses.

The Company's segment assets are as follows (in thousands):

	December 31, 2025				December 31, 2024			
	Primary Reporting Unit	China	Russia and Kazakhstan	Total	Primary Reporting Unit	China	Russia and Kazakhstan	Total
Inventories	$ 1,496	$ 142	$ 39	$ 1,677	$ 2,422	$ 159	$ 36	$ 2,617
Other inventories and inventory-related deposits[1]				444				971
Other assets[2]				36,307				51,771
Total assets				$ 38,428				$ 55,359

1 Other inventories and inventory-related deposits pertain to the Company's trading company and are not specific to any of the Company's operating segments.
2 Other assets primarily include cash, cash equivalents and marketable securities, but also includes all other current and noncurrent assets.

The Company's net sales by geographic area are as follows (in thousands):

	Year Ended December 31,	
	2025	2024
Net sales from external customers:		
United States	$ 1,153	$ 1,044
Canada	475	535
Peru and Colombia	1,205	1,101
Hong Kong[1]	32,671	35,106
China	946	1,580
Taiwan	1,542	1,591
Japan	333	292
Russia and Kazakhstan	444	490
Europe	530	635
Other foreign countries	477	589
Total net sales	$ 39,776	$ 42,963

1 Substantially all of the Company's Hong Kong revenues are derived from the sale of products that are delivered to members in China. See "Item 1A. Risk Factors."

The Company's net sales by product and service are as follows (in thousands):

| | | Year Ended December 31, | | |
		2025		2024
Net sales by product and service:				
Product sales	$	39,017	$	41,729
Administrative fees, freight and other		1,080		1,544
Less: sales returns		(321)		(310)
Total net sales	$	39,776	$	42,963

Due to system constraints, it is impracticable for the Company to separately disclose sales by product category for the years presented.

The Company's long-lived tangible assets as well as the Company's operating lease right-of-use assets by geographic area are as follows (in thousands):

| | | December 31, | | |
		2025		2024
Long-lived assets:				
United States	$	1,093	$	1,425
Hong Kong		325		828
China		281		164
Other foreign countries		323		271
Total long-lived assets	$	2,022	$	2,688

14. SUBSEQUENT EVENTS

On February 2, 2026, the Board of Directors declared a quarterly cash dividend of $0.10 on each share of common stock outstanding. The dividend will be payable on February 27, 2026 to stockholders of record on February 17, 2026. Declaration and payment of any future dividends on shares of common stock will be at the sole discretion of the Company's Board of Directors.

On February 17, 2026, the Company entered into a share repurchase agreement to repurchase 2,935,227 shares of its common stock, representing approximately 25.5% of the Company's outstanding shares, from the George K. Broady 2012 Irrevocable Trust and the Eleanor Jane Broady 2012 Irrevocable Trust at a purchase price of $2.00 per share, or an aggregate purchase price of approximately $5.9 million. The repurchase, funded from the Company's existing cash on hand, was completed pursuant to the Company's previously authorized share repurchase program. Following completion of the transaction, the Company has 8,577,848 shares of common stock outstanding.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2025. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation and as disclosed in "Management's Annual Report on Internal Control over Financial Reporting" below, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluates the effectiveness of our internal control over financial reporting by using the criteria established in *Internal Control – Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this criteria, management concluded that our internal control over financial reporting as of December 31, 2025 was effective.

Changes in Internal Control over Financial Reporting

There were no changes in internal control over financial reporting that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Item 9B. OTHER INFORMATION

None.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated by reference from the definitive proxy statement to be filed with the SEC within 120 days after December 31, 2025.

Item 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from the definitive proxy statement to be filed with the SEC within 120 days after December 31, 2025.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference from the definitive proxy statement to be filed with the SEC within 120 days after December 31, 2025.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference from the definitive proxy statement to be filed with the SEC within 120 days after December 31, 2025.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference from the definitive proxy statement to be filed with the SEC within 120 days after December 31, 2025.

Part IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Documents filed as part of this Form 10-K:

1. <u>Financial Statements</u>. See Index to Consolidated Financial Statements under "Item 8. Financial Statements and Supplementary Data" of this report.
2. <u>Financial Statement Schedules</u>. Financial statement schedules have been omitted because they are not required, not applicable, or because the required information is shown in the financial statements or notes thereto.
3. <u>Exhibits</u>. The exhibits listed on the accompanying Exhibit Index are filed as a part of, and are incorporated by reference into, this report. We will furnish any of the exhibits referenced in the accompanying Exhibit Index to a requesting shareholder upon payment of a fee equal to our reasonable expenses in furnishing such exhibit(s).

EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1	Certificate of Incorporation of Natural Health Trends Corp. dated March 21, 2005, Certificate of Amendment to the Certificate of Incorporation dated May 15, 2020, and Certificate of Amendment to the Certificate of Incorporation dated May 14, 2024 (incorporated by reference to Exhibit 3.1 to Quarterly Report on Form 10-Q filed on July 31, 2024).
3.2	Second Amended and Restated Bylaws of Natural Health Trends Corp. effective February 6, 2020 (incorporated by reference to Exhibit 3.2 to Annual Report on Form 10-K filed on March 9, 2020).
4.1	Specimen Certificate for shares of common stock, $.001 par value per share, of Natural Health Trends Corp. (incorporated by reference to Exhibit 4.01 to Annual Report on Form 10-K filed on May 8, 2006).
4.2	Description of Securities (incorporated by reference to Exhibit 4.2 to Annual Report on Form 10-K filed on March 9, 2020).
+10.1	Natural Health Trends Corp. 2016 Equity Incentive Plan (incorporated by reference to Appendix C to Definitive Proxy Statement filed on March 4, 2016).
+10.2	First Amendment to the Natural Health Trends Corp. 2016 Equity Incentive Plan dated October 10, 2019 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed October 11, 2019).
+10.3	Form of Restricted Stock Award Agreement under the 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Annual Report on Form 10-K filed March 4, 2016).
+10.4	Form of Restricted Stock Award Agreement under the 2016 Equity Incentive Plan (Exempt Award to "U.S. Person" Under Regulation D) (incorporated by reference to Exhibit 10.4 to Annual Report on Form 10-K filed on March 9, 2020).
+10.5	Form of Restricted Stock Award Agreement under the 2016 Equity Incentive Plan (Exempt Award to "Non-U.S. Person" Under Regulation S) (incorporated by reference to Exhibit 10.5 to Annual Report on Form 10-K filed on March 9, 2020).
+10.6	Natural Health Trends Corp. Annual Incentive Plan (Restated as of January 1, 2016) (incorporated by reference to Appendix A to Definitive Proxy Statement filed on March 4, 2016).
+10.7	Natural Health Trends Corp. Phantom Equity Plan (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed on May 5, 2021).
+10.8	Form of Phantom Share Agreement under the Phantom Equity Plan (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed on April 30, 2025).
+10.9	Employment Agreement (including form of Non-Competition and Proprietary Rights Assignment Agreement) for Chris T. Sharng, dated April 23, 2007 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on April 26, 2007).
+10.10	Employment Agreement (including form of Non-Competition and Proprietary Rights Assignment Agreement) for Timothy S. Davidson dated April 23, 2007 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on April 26, 2007).
+10.11	Form of Indemnification Agreement dated February 11, 2015, between Natural Health Trends Corp. and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on February 12, 2015).
19.1	Natural Health Trends Corp. Insider Trading Policy as amended November 15, 2024 (incorporated by reference to Exhibit 19.1 to Annual Report on Form 10-K filed on February 21, 2025).
21.1	Subsidiaries of Natural Health Trends Corp. (filed herewith).
24.1	Power of Attorney (see signature page).
31.1	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
97.1	Natural Health Trends Corp. Compensation Recovery Policy dated October 2, 2023 (incorporated by reference to Exhibit 97.1 to Annual Report on Form 10-K filed on February 28, 2024).
101.INS	*Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*
101.SCH	*Inline XBRL Taxonomy Extension Schema*
101.CAL	*Inline XBRL Taxonomy Extension Calculation*
101.DEF	*Inline XBRL Taxonomy Extension Definition*
101.LAB	*Inline XBRL Taxonomy Extension Labels*
101.PRE	*Inline XBRL Taxonomy Extension Presentation*
104	*Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

+ Management contract or compensatory plan

Item 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURAL HEALTH TRENDS CORP.

Date: February 20, 2026

/s/ Chris T. Sharng
Chris T. Sharng
President
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that each of Natural Health Trends Corp., a Delaware corporation, and the undersigned directors and officers of Natural Health Trends Corp., hereby constitutes and appoints Chris T. Sharng and Timothy S. Davidson, or any one of them, its, his or her true and lawful attorney-in-fact and agent, for it, him or her and in its, his or her name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this report, and to file each such amendment to the report, with all exhibits thereto, and any and all other documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorney-in-fact and agent full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises as fully to all intents and purposes as it, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Chris T. Sharng Chris T. Sharng	President and Director (Principal Executive Officer)	February 20, 2026
/s/ Timothy S. Davidson Timothy S. Davidson	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 20, 2026
/s/ Randall A. Mason Randall A. Mason	Chairman of the Board and Director	February 20, 2026
/s/ Yiu T. Chan Yiu T. Chan	Director	February 20, 2026
/s/ Lucy N. Nduati Lucy N. Nduati	Director	February 20, 2026
/s/ Ching C. Wong Ching C. Wong	Director	February 20, 2026

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT
AS OF DECEMBER 31, 2025

NATURAL HEALTH TRENDS CORP.
A DELAWARE CORPORATION

Name	Jurisdiction
NHT Global, Inc.	United States (Delaware)
NHTC International, LLC	United States (Delaware)
NHT Global (Canada) Company	Canada
NHTC Holding Company	Cayman Islands
NHTC Trading Company	Cayman Islands
NHT Global Taiwan Company	Cayman Islands
NHT Global CIS Company	Cayman Islands
NHT Global (China) Commodities Co., Ltd.	China
NHT Global (Zhongshan) Cosmetics Co., Ltd.	China
NHT Global Hong Kong Limited	Hong Kong
Natural Health Trends Japan, Inc.	Japan
NHTC Global Singapore Pte. Ltd.	Singapore
NHTC Wellness Products Malaysia Sdn. Bhd.	Malaysia
NHTK Ltd.	South Korea
NHT Global Europe S.R.L.	Italy
NHT Global Peru S.A.C.	Peru
NHTC (India) Private Limited	India
NHT Global Colombia S.A.S.	Colombia

The names of omitted subsidiaries when considered in the aggregate as a single subsidiary do not constitute a significant subsidiary as of the end of the year covered by this report.

Exhibit 31.1

CERTIFICATION

I, Chris T. Sharng, certify that:

1.   I have reviewed this report on Form 10-K of Natural Health Trends Corp.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2026   /s/ Chris T. Sharng
                                                          Chris T. Sharng
                                                          President
                                                          (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Timothy S. Davidson, certify that:

1.   I have reviewed this report on Form 10-K of Natural Health Trends Corp.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2026   /s/ Timothy S. Davidson
                                                 Timothy S. Davidson
                                                 Senior Vice President and Chief Financial Officer
                                                 (Principal Financial Officer)

Exhibit 32.1

CERTIFICATIONS PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Natural Health Trends Corp. (the "Company") on Form 10-K for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Chris T. Sharng, the Principal Executive Officer, and Timothy S. Davidson, the Principal Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 20, 2026   /s/ Chris T. Sharng
                                                                 Chris T. Sharng
                                                                 President
                                                                 (Principal Executive Officer)

Date: February 20 2026   /s/ Timothy S. Davidson
                                                                 Timothy S. Davidson
                                                                 Senior Vice President and Chief Financial Officer
                                                                 (Principal Financial Officer)

The foregoing certifications are not deemed filed with the United States Securities and Exchange Commission for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), and are not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in such filing.